SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

Corporate Taxpayer's ID (CNPJ/MF) 76.483.817/0001-20

State Registration 10146326-50

Publicly-Held Company - CVM 1431-1

www.copel.com copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

ZIP 80420-170

INTERIM FINANCIAL INFORMATION

March / 2021

CONTENTS

INTERIM FINANCIAL INFORMATION	3
Statements of Financial Position	3
Statements of Comprehensive Income	6
Statements of Changes in Equity	7
Statements of Cash Flows	8
Statements of Added Value	10
NOTES TO THE INTERIM FINANCIAL INFORMATION	12
1. Operations	12
2. Concessions and Authorizations	20
3. Basis of Preparation	24
4. Significant Accounting Policies	27
5. Cash and Cash Equivalents	27
6. Bonds and Securities	28
7. Trade Accounts Receivable	28
8. CRC Transferred to the Paraná State Government	30
9. Net Sectorial Financial Assets and Liabilities	31
10. Accounts Receivables - Concessions	32
11. Contract assets	34
12. Other Receivables	35
13. Taxes	36
14. Prepaid Expenses	40
15. Receivables from Related Parties	41
16. Judicial Deposits	42
17. Investments	42
18. Property, Plant and Equipment	45
19. Intangible assets	48
20. Payroll, Social Charges and Accruals	50
21. Accounts Payable to Suppliers	50
22. Loans and Financing	51
23. Debentures	55
24. Post-employment Benefits	57
25. Sectorial Charges Payable	58
26. Research and Development and Energy Efficiency	59
27. Accounts Payable Related to Concessions	60
28. Right-of-use asset and lease liability	60
29. Other Accounts Payable	62
30. Provisions for Legal Claims and Contingent Liabilities	62
31. Equity	66
32. Net Operating Revenue	67
33. Operating Costs and Expense	70
34. Financial Results	73
35. Operating Segments	73
36. Financial Instruments	76
37. Related Party Transactions	89
38. Commitments	92
39. Insurance.......	93
40. Additional information to the Statement of Cash Flows	93
41. Assets held for sale and discontinued operations	94
42. Subsequent events	97
COMMENTS ON PERFORMANCE	98
1 Distribution grid	98
2 Energy Market	98
3 Management	102
4 Market Relations	103
5 Tariffs......	104
6 Economic and financial results	104
COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE	108
SUPERVISORY BOARD'S OPINION	109
S T A T E M E N T	110

INTERIM FINANCIAL INFORMATION

Statements of Financial Position

as of March 31, 2021 and December 31, 2020

All amounts expressed in thousands of Brazilian reais

3

Statements of Financial Position

as of March 31, 2021 and December 31, 2020 (continued)

All amounts expressed in thousands of Brazilian reais

4

Statements of Income

for the quarter ended March 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

5

Statements of Comprehensive Income

for the quarters ended March 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

6

Statements of Changes in Equity

for the quarters ended March 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

7

Statements of Cash Flows

for the quarters ended March 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

Note	Parent Company		Consolidated	
			Restated		Restated
		03.31.2021	03.31.2020	03.31.2021	03.31.2020
CASH FLOWS FROM OPERATIONAL ACTIVITIES					
Net income from continuing operations		751,794	502,360	759,239	504,753
Net income (loss) from discontinued operations		34,051	9,910	35,935	6,163
Net income		**785,845**	**512,270**	**795,174**	**510,916**
Adjustments to reconcile net income for the period with cash					
Unrealized monetary and exchange variation and debt charges - net		(99,496)	8,711	109,984	184,806
Interest - bonus from the grant of concession agreements under the quota system	10.3	-	-	(30,795)	(20,200)
Remuneration of transmission concession contracts	11.3	-	-	(198,289)	(109,468)
Recovery of PIS / Pasep and Cofins on ICMS	13.2.1	-	-	(3,400)	-
Income tax and social contribution	13.3	-	3,474	282,105	257,315
Deferred income tax and social contribution	13.3	(15,562)	(4,165)	(14,256)	(33)
Equity in earnings of investees	17.1	(654,695)	(503,544)	(86,734)	(22,872)
Appropriation of acturial calculation of post-employment benefits	24.4	211	192	29,128	23,589
Appropriation of pension and healthcare contributions	24.4	1,220	1,050	31,078	30,606
Creation for research and development and energy efficiency programs	26.2	-	-	41,137	35,034
Recognition of fair value of assets related to concession compensation	32	-	-	(28,870)	(9,187)
Sectorial financial assets and liabilities result	32	-	-	(397,078)	64,923
Depreciation and amortization	33	547	440	256,976	249,910
Net operating estimated losses, provisions and reversals	33.4	11,653	3,341	74,864	129,602
Realization of added value in business combinations		-	-	(180)	(180)
Fair value in energy purchase and sale operations	32.1	-	-	(1,133)	(3,592)
Derivatives fair value		-	-	(3,899)	(24,607)
Loss on disposal of accounts receivable related to concession	10.1 and 10.2	-	-	85	5
Loss on disposal of contract assets	11.1	-	-	902	1,041
Loss on disposal of property, plant and equipment		-	2	2,610	3,698
Loss on disposal of intangible assets	19.1	-	5	8,258	5,851
Result of write-offs of use rights of assets and liabilities of leases - net	28.1 and 28.2	-	-	(10)	7
		29,723	**21,776**	**867,657**	**1,307,164**
Decrease (increase) in assets					
Trade accounts receivable		-	-	260,661	154,576
Dividends and interest on own capital received		285,013	328,798	341	249
CRC transferred to the Government of the State of Paraná	8.1	92,320	75,006	92,320	75,006
Judicial deposits		995	527	(2,419)	5,819
Sectorial financial assets	9.2	-	-	131,903	38,539
Other receivables		(254)	(704)	(29,112)	3,209
Inventories		-	-	3,774	(9,333)
Income tax and social contribution		18,808	(2,102)	(6,995)	8,766
Other current taxes recoverable		(358)	(260)	(111,465)	53,484
Prepaid expenses		150	95	4,713	6,756
Related parties		(15,914)	(32,325)	(1,059)	(227)
		380,760	**369,035**	**342,662**	**336,844**
Increase (decrease) in liabilities					
Payroll, social charges and accruals		1,825	572	59,332	16,186
Related parties		(354)	(49)	-	-
Suppliers		1,950	4,505	(286,370)	(157,208)
Other taxes		(13,867)	34	(83,766)	(160,065)
Post-employment benefits	24.4	(1,287)	(1,111)	(48,406)	(47,532)
Sectorial charges due		-	-	(2,710)	(14,712)
Research and development and energy efficiency	26.2	-	-	(24,622)	(31,638)
Payable related to the concession	27.1	-	-	(21,667)	(18,300)
Other accounts payable		(320)	239	1,255	(15,834)
Provisions for legal claims		(27,219)	-	(57,232)	(46,181)
		(39,272)	**4,190**	**(464,186)**	**(475,284)**
CASH GENERATED FROM OPERATING ACTIVITIES		**371,211**	**395,001**	**746,133**	**1,168,724**
Income tax and social contribution paid		-	(1,812)	(146,433)	(213,046)
Loans and financing - interest due and paid	22.4	(6,251)	(9,113)	(40,753)	(49,529)
Debentures - interest due and paid		(3,474)	(19,088)	(67,877)	(130,425)
Charges for lease liabilities paid		(13)	(6)	(753)	(1,853)
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		**361,473**	**364,982**	**490,317**	**773,871**
NET CASH (USED) GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	41	(34,051)	(9,910)	33,404	56,712
NET CASH GENERATED FROM OPERATING ACTIVITIES		**327,422**	**355,072**	**523,721**	**830,583**

(continued)

8

Statements of Cash Flows

for the quarters ended March 31, 2021 and 2020 (continuation)

All amounts expressed in thousands of Brazilian reais

Note	Parent Company		Consolidated	
			Restated		Restated
		03.31.2021	03.31.2020	03.31.2021	03.31.2020
CASH FLOWS FROM INVESTMENT ACTIVITIES					
Financial investments		1,847	5,359	(16,182)	(33,961)
Loans and financing granted to related parties		-	(5,000)	-	-
Receipt of loans and financing granted to related parties		6,500	-	-	-
Additions to contract assets		-	-	(339,305)	(174,140)
Additions in investments	17.1	(2,270)	(3,500)	(100)	(25,351)
Capital reduction of investees	17.1	53,000	228	-	228
Additions to property, plant and equipment		(173)	-	(51,628)	(83,575)
Additions to intangible assets		(281)	-	(2,023)	(1,124)
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS		**58,623**	**(2,913)**	**(409,238)**	**(317,923)**
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	41	-	-	(23,474)	(22,471)
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES		**58,623**	**(2,913)**	**(432,712)**	**(340,394)**
CASH FLOWS FROM FINANCING ACTIVITIES					
Payments of principal - loans and financing	22.4	-	(38,500)	(53,319)	(93,385)
Payments of principal - debentures	23.2	(300,000)	(300,000)	(314,012)	(313,696)
Amortization of principal of lease liabilities		(67)	(38)	(12,676)	(7,496)
Dividends and interest on own capital paid		-	(4)	(4,489)	(5)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS		**(300,067)**	**(338,542)**	**(384,496)**	**(414,582)**
NET CASH GENERATED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	41	-	-	(754)	(2,377)
NET CASH USED FROM FINANCING ACTIVITIES		**(300,067)**	**(338,542)**	**(385,250)**	**(416,959)**
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		**85,978**	**13,617**	**(294,241)**	**73,230**
Cash and cash equivalents at the beginning of the period	5	42,700	25,304	3,222,768	2,941,727
Cash and cash equivalents at the end of the period	5	128,678	38,921	2,924,126	2,986,997
Change in cash and cash equivalents from discontinued operations		-	-	4,401	27,960
CHANGE IN CASH AND CASH EQUIVALENTS		**85,978**	**13,617**	**(294,241)**	**73,230**

Notes are an integral part of these interim financial reporting

9

Statements of Added Value

for the quarter ended March 31, 2021 and 2020

All amounts expressed in thousands of Brazilian reais

ADDED VALUE TO DISTRIBUTE	Parent Company		Consolidated	
		Restated		Restated
	03.31.2021	03.31.2020	03.31.2021	03.31.2020
Income				
Sale of energy, services and other income	-	-	6,511,311	6,049,152
Construction income	-	-	448,148	274,391
Fair value of indemnifiable concession assets	-	-	28,870	9,187
Sectorial financial assets and liabilities result	-	-	397,078	(64,923)
Other income	-	-	5,657	353
Expected credit losses	-	-	(41,891)	(38,968)
	-	-	**7,349,173**	**6,229,192**
(-) Supplies acquired from third parties				
Energy purchased for resale	-	-	1,875,648	1,638,741
Charges for use of the main transmission grid (-) ESS and ER	-	-	461,781	343,946
Materials, supplies and third parties services	6,475	8,496	545,035	308,442
Natural gas and supplies for gas operations	-	-	121,128	130,636
Construction costs	-	-	407,687	238,262
Loss / Recovery of assets	17	4,525	18,486	15,217
Impairment	-	-	(1,394)	32,155
Other supplies	17,044	9,313	71,930	98,742
	23,536	**22,334**	**3,500,301**	**2,806,141**
(=) GROSS ADDED VALUE	**(23,536)**	**(22,334)**	**3,848,872**	**3,423,051**
(-) Depreciation and amortization	**547**	**440**	**256,976**	**249,910**
(=) NET ADDED VALUE	**(24,083)**	**(22,774)**	**3,591,896**	**3,173,141**
Equity in earnings of investees	654,695	503,544	86,734	22,872
Financial income	124,295	45,839	268,329	209,070
Other Income	4	1	52,404	40,318
	778,994	**549,384**	**407,467**	**272,260**
Added value from discontinued operations	**34,051**	**9,910**	**114,028**	**67,329**
	788,962	**536,520**	**4,113,391**	**3,512,730**

(continued)

10

Statements of Added Value

for the quarter ended March 31, 2021 and 2020 (continuation)

All amounts expressed in thousands of Brazilian reais

DISTRIBUTION OF ADDED VALUE	Parent Company				Consolidated			
			Restated				Restated	
	03.31.2021	%	03.31.2020	%	03.31.2021	%	03.31.2020	%
Personnel								
Salaries and management fees	2,472		2,334		196,077		191,594	
Private pension and health plans	707		661		61,838		57,664	
Meal and education allowance	402		323		25,754		27,334	
Social security charges - FGTS	144		164		13,316		13,671	
Provisions for profit sharing	2,219		435		70,276		35,502	
	5,944	0.8	**3,917**	0.7	**367,261**	8.9	**325,765**	9.3
Government								
Federal								
Tax	(13,923)		45		578,085		667,259	
Sectorial charges	-		-		864,470		504,896	
State	10		1		1,134,296		1,149,054	
Municipal	2		6		5,513		1,908	
	(13,911)	(1.8)	**52**	-	**2,582,364**	62.8	**2,323,117**	66.1
Third Parties								
Interest	**10,956**		**20,211**		**286,234**		**287,836**	
Leasing and rent	128		70		4,234		3,551	
Donations, subsidies and contributions	-		-		31		379	
	11,084	1.4	**20,281**	3.8	**290,499**	7.1	**291,766**	8.3
Shareholders								
Retained profits	751,794		502,360		749,910		506,107	
Non controlling interests	-		-		9,329		(1,354)	
	751,794	95.3	**502,360**	93.6	**759,239**	18.5	**504,753**	14.5
Distributed added value from discontinued operations	**34,051**	4.3	**9,910**	1.9	**114,028**	2.7	**67,329**	1.8
	788,962	100.0	**536,520**	100.0	**4,113,391**	100.0	**3,512,730**	100.0

Notes are an integral part of these interim financial reporting

11

NOTES TO THE INTERIM FINANCIAL INFORMATION

As of March 31, 2021

All amounts expressed in thousands of Brazilian reais

1.	Operations

Companhia Paranaense de Energia (Copel, Company or Parent Company), with its head office located at Rua Coronel Dulcídio, 800, Curitiba - State of Paraná, is a publicly-held mixed capital company controlled by the State of Paraná and its shares are traded at Corporate Governance Level 1 of the Special Listing Segments of B3 S.A. - Brasil, Bolsa Balcão Stock Exchange and also on the New York Stock Exchange (NYSE) and on the Madrid Stock Exchange, in the Latin American segment (Latibex).

The core activities of Copel and its subsidiaries, which are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), linked to the Brazilian Ministry of Mines and Energy (MME), are to carry out research, study, planning, and asset building activities related to the generation, transformation, distribution and trading of energy in any of its forms, primarily electricity. Furthermore, Copel has participations in consortiums and in private sector and mixed-capital companies for the purpose of engaging in activities, primarily in the fields of energy, telecommunications and natural gas.

a)	Coronavirus pandemic (Covid-19) and its impacts

Coronavirus is a family of viruses discovered in 2019 after cases registered in China and causes the disease called Covid-19, which has clinical symptoms ranging from asymptomatic infections to severe respiratory conditions.

On February 26, 2020 the first case of infection was identified in Brazil, in the city of São Paulo and on March 11, 2020, who attributed the status of pandemic to coronavirus, in view of the spread of contamination throughout the world. In Brazil, federal, state and municipal governments have implemented several measures to deal with the public health emergency. In the state of Paraná, measures included social isolation and restrictions on the operation of non-essential activities as a way to slow the spread of the disease. These measures were relaxed from September 2020 with the reduction of social isolation and the increase in economic activity; however, in mid-February and early March 2021 the stricter restrictions returned due to the worsening of the pandemic.

As of March 2020, Copel's Management issued rules that aim to ensure compliance with the measures to contain the spread of the disease in the Company and minimize its impacts and potential impacts on the administrative, operations and economic-financial areas.

12

Accordingly, Copel established a Contingency Commission, whose objective is to monitor and mitigate the impacts and consequences in the main activities of the Company, The 4 pillars defined are: (i) safety of personnel, (ii) continuity of essential activities, (iii) monitoring of the guidelines and requirements of regulatory bodies, and (iv) preservation of adequate financial conditions to withstand the crisis.

Among the main initiatives implemented by the Company, there are actions to prevent and mitigate the effects of contagion in the workplace, such as: adoption of home office in areas where it is possible to adopt this format, travel restrictions, meetings by video conference, daily monitoring of the health and well-being of employees and contingency protocols in order to fully maintain the operations of the electric power, telecommunications and piped gas infrastructure, preserving the health of its professionals, their safe access to locations, an environment that preserves distance between individuals, hygiene and access to personal protective equipment.

Likewise, Copel has adopted several activities in favor of its customers, maintaining the reliability and availability of its plants, the transmission and distribution systems of electric power and gas and telecommunications, so that they can remain connected and take advantage of Company services in this critical moment of pandemic and social distancing. Copel and its employees go to great lengths to ensure that their customers and family members have healthy and safe in their homes, maintaining all the services that contribute to providing comfort and connectivity for everyone.

Effects from coronavirus (Covid-19) on the interim financial information

The drop in growth and the downturn in certain business segments, resulting from the suspension of certain businesses and activities caused by the coronavirus outbreak, have been affecting performance of the Brazilian economy, with effects on Copel's operations, mainly due to the reduction in electric energy demand in the regulated market, more intensely in the industrial and commercial consumption classes, offset by the increase in the residential class consumption, mainly influenced by measures of social isolation.

The Provisional Measure 950/2020, enacted by the Federal Government, provides for temporary emergency measures for the energy sector due to the declared state of public calamity, and the Aneel Normative Act 986/2020 authorized the Electric Energy Trading Chamber - CCEE to pass on to the sector agents, with consumption characteristics, the surplus funds available in the reserve fund for future burden relief, with the objective of strengthening the sector's liquidity during the virus pandemic. Subsequently, the Decree 10,350/2020 and Aneel Resolution 885/2020 were issued, which provided for the Covid Account.

On March 26, 2021, Aneel Resolution 928 was issued, which prevents the suspension of energy supply to low-income consumers and some other groups of consumers, with no relevant impact for Copel, taking into consideration that these consumers are already covered by the Law State No. 20,187/2020, which also deals with the prohibition on cutting the power supply.

13

All of these measures were taken with the objective of balancing the cash of energy distribution companies and reducing the effects from default and reduced energy consumption during the coronavirus pandemic, as well as easing tariff pressure on consumers, due to the windfall costs arisen in the context of the Covid-19 pandemic.

Despite the worsening of the pandemic at the beginning of 2021, in relation to the captive energy distribution market, Copel resumed collection actions with defaulting consumers and created special conditions for payment of debts, giving conditions to consumers affected by the restrictions of social distance in keeping up with their obligations to the Company.

Within the scope energy contracts entered into in the free market to reduce the impact on revenue and to avoid future legal disputes, Copel renegociated with its customers, with difficulty in fulfilling contracts, proposing payments in installments and postponing maturity date of energy bills.

Copel has been monitoring energy load projections and has not seen any signs of significant retraction in the beginning of 2021, which may occur if restrictions have a long-term impact on non-essential industrial and commercial activities.

With regard to the implementation schedule of energy generation and transmission projects, or even on the availability of existing assets resulting from local actions that prevent access to facilities or problems with suppliers in the sector, also affected by the downturn, Management, diligently, continues to monitor the deadlines for construction works in progress and has maintained continuous communication with the concession regulator regarding any delays that may occur until the normalization of commercial activities in the overall market. The Company's construction in progress to date have not had any significant delays.

With the objective of mitigating the impacts and consequences on its main activities, Copel has been continuously monitoring its contracts, liquidity in the energy market and the short-term energy price, as well as the negotiations with the Regulatory Body of the Brazilian energy sector for the implementation of guidelines ensuring maintenance of economic and financial sustainability of the entire chain of energy generation, transmission, sale and distribution.

In this scenario, for the purposes of preparing and disclosing these interim financial information, the Company's management evaluated its estimates in order to identify the possible impacts of Covid-19 on the Company's business, as follows:

14

a.1) Expected credit losses

A potentially relevant risk in the emergence of Covid-19 is related to customer default. In this scenario, the Company maintains regular contact with its main customers, adding flexibility to the collection policy during the pandemic period and increasing the level of digitalization in the relationship with Copel.

Both the Company's accounts receivable position as well as the estimates of expected credit losses recorded on March 31, 2021 reflect, in a timely manner, the best analysis by Management at this time on the quality and recoverability of this financial asset.

Although the loss indicator has not significantly deteriorated, the Company may face pressure on this indicator if the pandemic lasts longer and stricter restrictions on social distancing are implemented as an attempt to reduce the level of transmission among the population.

a.2) Impairment of non-financial assets - impairment

The assumptions of the Company's relevant non-financial assets were assessed individually and Management concluded that there are no indications for adjusting the amount of impairment of its assets.

In relation to the projections, the main assumptions applied in the preparation of cash flow models did not have a significant impact in the short term, given that most of the energy is already contracted and the amount of energy exposed to Settlement Price of the Differences (PLD) is not significant. In the medium term, there was impact on the prices negotiated in the free market on the portion of non-contracted energy, but with no significant impact for the Company. Finally, in the long term, the main assumptions used to calculate the impairment (future energy prices and Generation Scaling Factor - GSF levels) did not change significantly, accordingly evidencing the recoverability of assets.

a.3) Recovery of deferred tax assets

The Company has a balance of R$1,235,620 related to deferred tax assets on income tax and social contribution losses and temporary differences recorded at March 31, 2021. The Company assessed its estimates of expected future taxable income and did not identify the need for a provision for loss.

a.4) Fair value of future energy purchase and sale operations

The effects of pandemic on the mark-to-market of electric power purchase and sale agreements occurred mainly in the variation of short-term future prices due to more favorable hydrology and load reduction. In the long-term, future electric power prices did not change significantly. Therefore, currently, the effects of the pandemic did not have a significant impact on the fair value of the Company's future energy purchase and sale operations.

a.5) Fair value of other assets and liabilities

At the present time, the effects of the pandemic did not have a significant impact on the fair value of the Company's assets and liabilities, mainly on assets originating from concession agreements that are made in the long-term and are contractually guaranteed to receive residual balance at the end of the concession and/ or right to receive cash during the concession. Accordingly, considering that there were no changes in long-term estimates and assumptions, and that the Company's assets are essential and indicate continuity of operations and cash flows in the medium and long term, up to the present date, despite the fact that the pandemic effects remain uncertain, its effects did not have a significant impact on the fair value of the Company's assets and liabilities.

15

a.6) Post-employment benefits

The Company's management has constantly monitored the fair value of the actuarial asset of the post-employment benefit plans due to the instability of the interest rate, which is determined based on market data. Although to the economic instability in this pandemic period, the fair value of the plan assets didn’t fall at March 31, 2021 in relation to the fair value at December 31, 2020. Therefore, the benefit plans did not generate additional obligations due to the existence of a surplus in the pension plan and due to the fact that the actuarial liability of the assistance plan is recognized in a sufficient amount, in view of the current assessment.

a.7) Liquidity

The Company has met its expected liquidity ratios and Management believes the financial situation and working capital are within its sufficient requirements.

At March 31, 2021, the Company's consolidated net working capital totals R$1,229,456 (R$1,753,039, at December 31, 2020) with a balance of cash and cash equivalents of R$2,924,126, compared to the balance of R$3,222,768 at December 31, 2020.

The Company has been monitoring its financial liquidity, considering the possibility of raising funds and implementing cost reduction actions, with the objective of guaranteeing compliance with financial obligations in due time.

a.8) Other assets

The Company has not identified any changes in circumstances that indicate impairment of other assets. It should be noted that the Company records changes in sectorial financial assets and liabilities, updated up to the date of the tariff adjustment/review when, the Granting Authority ratifies the transfer on the tariff base and the Company transfers it to the consumer during the next annual cycle, which at Copel occurs as of June 24 of each year.

In view of the above, it should be noted that there was no significant or material impact on the Company's business that could change the measurement of its assets and liabilities presented in the interim financial information at March 31, 2021, and until the date of this publication. However, considering that, like all companies, Copel is exposed to risks arising from any legal and market restrictions that may be imposed, it is not possible to ensure that there will be no impact on operations or that the result will not be affected by the future consequences of the pandemic.

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b)	Renegotiation of the Hydrological Risk (Generation Scaling Factor-GSF)

On September 9, 2020, Law No. 14,052 was published, which amended Law No. 13,203/2015, establishing new conditions for renegotiating the hydrological risk related to the portion of the costs incurred with the GSF, assumed by the holders of the hydroelectric plants participating in the Energy Reallocation Mechanism (MRE) since 2012, with the worsening of the water crisis.

The purpose of the legal amendment was to compensate the owners of the hydroelectric power plants participating in the MRE for non-hydrological risks caused: (i) for generation projects called structuring, related to the anticipation of the physical guarantee, (ii) for the restrictions on the start-up of transmission facilities necessary for the flow of the generation of structuring and (iii) for generation outside the order of merit and import. Said compensation will be occur upon the extension of the grant, limited to seven years, calculated based on the values of the standards applied by Aneel.

On December 1, 2020, Aneel Normative Resolution No. 895 was issued, which establishes the methodology for calculating the compensation and the procedures for renegotiating the hydrological risk. To be eligible for the compensation provided for in Law No. 14,052, holders of hydroelectric power plants participating in the MRE must: (i) abandon any lawsuits whose purpose is the exemption or mitigation of hydrological risks related to the MRE, (ii) waive any allegation and/or new actions in relation to the exemption or mitigation of the hydrological risks related to the MRE, (iii) not having renegotiated the hydrological risk.

In the renegotiation of the hydrological risk, Management will exercise its judgment in the development and application of the accounting policy, as provided for in CPC 23 / IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, using the precepts of CPC 04 / IAS 38 by analogy, in order to deal with it is essentially an intangible asset related to the concession right resulting from compensation for costs incurred in previous years. Additionally, considering also by analogy of the referred CPC 04 / IAS 38, the asset to be constituted , in case of renegotiation of the non-hydrological risk, will be recognized at fair value, considering the best estimate of the Company, based on the parameters determined by Aneel's regulation, considering the expected future flows in this new concession period, as well as the compensation values calculated by the Electric Energy Trading Chamber (CCEE). The amount will be transformed by Aneel in extending the term of concession.

The compensation to hydroelectric generators, which will occur through the extension of the concession period for concessions of generation, will be recognized, in case of renegotiation, as intangible asset in exchange for the compensation of electricity costs.

On March 2, 2021, CCEE released the calculations of the renegotiation of the hydrological risk and the results, which total R$1,366,343 for the 15 eligible plants of the Company, to be sent to Aneel and submitted for approval analysis. As of the date of publication of these interim financial information, the Company has not yet adhered to the renegotiation of the hydrological risk, as the Management awaits the approval by Aneel of the approximately 510 days of average extension of the concession of its plants to assess the possible adherence to the terms of the renegotiation, and waiver of future questioning or lawsuits in relation to the hydrological risks at issue.

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1.1	Copel’s equity interests

Copel has direct and indirect interests in subsidiaries (1.1.1), joint ventures (1.1.2), associates (1.1.3) and joint operations (1.1.4).

1.1.1	Subsidiaries

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1.1.2	Joint Ventures

1.1.3	Associates

1.1.4	Joint operations (consortiums)

a)	Consórcio Copel Energia a Gás Natural

With the intention of structuring a strategic natural gas plan for the State of Paraná, aiming to develop viable solutions in the area of natural gas to serve the thermoelectric and non-thermoelectric markets of Paraná, in July 2020 the Consórcio Copel Energia a Gás Natural was founded, which aims to develop technical, economic-financial and socio-environmental feasibility studies for the project, in addition to preparing basic projects and obtaining a prior environmental license for the projects.

b)	Consórcio Paraná IP

In September 2020, the Consórcio Paraná IP was created, with the objective of participating in studies and tenders aimed at obtaining municipal concessions and establishing Public-Private Partnerships with municipalities or consortia of municipalities interested in the modernization of their public lighting systems and in the development of smart cities solutions. However, the Company deepened the prospecting of business opportunities and the analysis of attractiveness to operate in the segment, considering the recent concessions made by municipalities to establish Public-Private Partnerships and the discount levels presented by potential competitors and decided to not prioritize its performance in this service currently. The consortium's termination process is ongoing.

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2.	Concessions and Authorizations
2.1	Concession contracts or authorizations obtained by Copel

2.1.1	Compagás

Compagás is a party to a concession agreement entered into with the Concession Grantor, the State of Paraná, which determines the date of July 6, 2024 as the concession's expiration date.

On December 7, 2017, the State of Paraná published Complementary Law 205, introducing a new interpretation to the end of the concession, understanding that expiration occurred on January 20, 2019. There was an understanding among the shareholders that the law could be challenged and Compagás filed a lawsuit, considering the unconstitutionality of the Law. Provisional protection was granted to Compagás recognizing the validity of the maturity clause provided for in the contract.

In view of the above, however, there was no consensus between Copel's and Compagás' understanding of which document should be used for accounting recognition, so that Copel considered the Supplementary Law as a document for accounting purposes while the Compagás maintained its accounting records considering the expiration date provided for in the concession contract.

On December 1, 2020, Supplementary Law No. 227 was issued, revoking article 15 of Supplementary Law No. 205/17, which determined the expiration of the concession for the exploitation of gas services channeled by Compagás on January 20, 2019. Therefore, Copel reassessed the balances of Compagás' financial assets and intangible assets within its consolidated balance sheet, so that, as of December 2020, the balance of the financial assets, to be received for the indemnity provided for in the concession contract, is the same balance recorded in the balance sheet of its investee and the difference generated by the practice adjustment made since December 2017, recorded in intangible assets, will be amortized until the end of the concession. The impacts recorded are as follows:

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2.2	Concession contracts or authorizations obtained by Copel Get and its investees

Copel GeT		Interest %	Maturity
ONEROUS CONCESSION BY THE USE OF PUBLIC PROPERTY - UBP			
Generation Concession 001/2007 - HPP Gov. Jayme Canet Júnior (Mauá)		51	07.02.2042
Generation concession 001/2011 - HPP Colíder		100	01.17.2046
Ordinance 133/2011 - SHP Cavernoso II		100	02.28.2046
Generation Concession 002/2012 - HPP Baixo Iguaçu		30	10.30.2049
Generation Concession 007/2013			
HPP Apucaraninha		100	10.12.2025
HPP Chaminé		100	08.16.2026
HPP Derivação do Rio Jordão		100	11.15.2029
HPP Cavernoso		100	01.07.2031
PUBLIC SERVICE CONCESSIONS			
Generation concession 045/1999			
TPP Figueira (Note 36.2.6)		100	03.27.2019
HPP São Jorge (Note 36.2.6)		100	12.05.2024
HPP Gov. Ney Aminthas de Barros Braga (Segredo)		100	11.16.2029
HPP Gov. José Richa (Salto Caxias)		100	05.05.2030
Generation concession 001/2020			
UHE Guaricana		100	08.16.2026
Authorization 278/1999 - WPP Palmas		100	09.29.2029
Dispatch 182/2002 - Hydroeletric Generating Plant - HGP Melissa, HGP Pitangui and HGP Salto do Vau (only register with ANEEL)		100	-.-
Generation concession 003/2016 - HPP Gov. Pedro Viriato Parigot de Souza (GPS)		100	01.05.2046
HPP Marumbi - Power generating plant registration: CGH. PH. PR. 001501-6.02		100	-
Authorization Aneel 5,373/2015 - HGP Chopim I (only register with ANEEL)		100	-
Concession agreement / authorization of the equity			
UEG Araucária	Authorization 351/1999 - TPP Araucária (20,3% - Copel)	60.9	12.23.2029
Nova Asa Branca I	MME Ordinance 267/2011 - WPP Asa Branca I	100	04.25.2046
Nova Asa Branca II	MME Ordinance 333/2011 - WPP Asa Branca II	100	05.31.2046
Nova Asa Branca III	MME Ordinance 334/2011 - WPP Asa Branca III	100	05.31.2046
Nova Eurus IV	MME Ordinance 273/2011 -WPP Eurus IV	100	04.27.2046
Santa Maria	MME Ordinance 274/2012 - WPP SM	100	05.08.2047
Santa Helena	MME Ordinance 207/2012 - WPP Santa Helena	100	04.09.2047
Ventos de Santo Uriel	MME Ordinance 201/2012 - WPP Santo Uriel	100	04.09.2047
GE Boa Vista	MME Ordinance 276 /2011 - WPP Dreen Boa Vista	100	04.28.2046
GE Farol	MME Ordinance 263 /2011 - WPP Farol	100	04.20.2046
GE Olho D'Água	MME Ordinance 343 /2011 - WPP Dreen Olho D'Água	100	06.01.2046
GE São Bento do Norte	MME Ordinance 310 /2011 - WPP Dreen São Bento do Norte	100	05.19.2046
Esperança do Nordeste	MME Ordinance 183/2015 - WPP Esperança do Nordeste	100	05.11.2050
Paraíso dos Ventos do Nordeste	MME Ordinance 182/2015 - WPP Paraíso dos Ventos do Nordeste	100	05.11.2050
Usina de Energia Eólica Jangada	Resolution 3,257/2011 - WPP GE Jangada	100	01.05.2042
Maria Helena	Resolution 3,259/2011 - WPP GE Maria Helena	100	01.05.2042
Usina de Energia Eólica Potiguar	MME Ordinance 179/2015 - WPP Potiguar	100	05.11.2050
Usina de Energia Eólica Guajiru	Resolution 3,256/2011 - WPP Dreen Guajiru	100	01.05.2042
Usina de Energia Eólica Cutia	Resolution 3,258/2011 - WPP Dreen Cutia	100	01.05.2042
São Bento do Norte I	Ordinance 349/2015 - WPP São Bento do Norte I	100	08.04.2050
São Bento do Norte II	Ordinance 348/2015 - WPP São Bento do Norte II	100	08.04.2050
São Bento do Norte III	Ordinance 347/2015 - WPP São Bento do Norte III	100	08.04.2050
São Miguel I	Ordinance 352/2015 - WPP São Miguel I	100	08.04.2050
São Miguel II	Ordinance 351/2015 - WPP São Miguel II	100	08.04.2050
São Miguel III	Ordinance 350/2015 - WPP São Miguel III	100	08.04.2050
Foz do Chopim	Authorization 114/2000 - SHP Arturo Andreoli	35.77	04.24.2030
SHP Bela Vista (a)	Resolution 913/2017 - transfer of title under Resolution 7,802/2019	100	01.02.2041
F.D.A. Geração de Energia Elétrica	Generation concession contract 002/2020	100	09.17.2023
Jandaíra I Energias Renováveis (a)	Ordinance 140/2020 - WPP Jandaíra I	100	04.02.2055
Jandaíra II Energias Renováveis (a)	Ordinance 141/2020 - WPP Jandaíra II	100	04.02.2055
Jandaíra III Energias Renováveis (a)	Ordinance 142/2020 - WPP Jandaíra III	100	04.02.2055
Jandaíra IV Energias Renováveis (a)	Ordinance 139/2020 - WPP Jandaíra IV	100	04.02.2055

(a) Building under construction.

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3.	Basis of Preparation
3.1	Basis of elaboration

These individual and consolidated interim financial information have been prepared in accordance with brazilian technical pronouncement CPC 21 - Demonstração Intermediária, issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis or CPC), and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários or CVM).

Management declares that all relevant information from the individual and consolidated interim financial information are being evidenced and corresponds to that used in management.

The issuance of these consolidated interim financial information was approved by the Board of Directors on May 05, 2021.

3.2	Functional and presentation currency

The individual and consolidated interim financial information are presented in Brazilian Reais, which is the functional and presentation currency of the Company. Balances herein have been rounded to the nearest thousand, unless otherwise indicated.

3.3	Basis of measurement

The individual and consolidated interim financial information were prepared based on the historical cost, except for certain financial instruments and investments measured at fair value, as described in the respective accounting policies and notes.

3.4	Use of estimates and judgments

In the preparation of these individual and consolidated interim financial information, Management used judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses of the Company. Actual results may differ from those estimates.

Estimates and assumptions are reviewed on a continuous basis. The revisions to the estimates are recognized prospectively.

Information about the use of estimates and judgment referring to the adoption of accounting policies which impact the amounts recognized in the interim financial information is the same as that disclosed in note 3.4 to the financial statements at December 31, 2020.

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3.5	Management’s judgment on going concern

Management has concluded that there are no material uncertainties that cast doubt on the Company's ability to continue as a going concern. No events or conditions were identified that, individually or in the aggregate, may raise significant doubts on its ability to continue as a going concern.

The main bases of judgment used for such conclusion are: (i) main activities resulting from long-term concessions; (ii) robust equity; (iii) strong operating cash generation, including financial capacity to settle commitments entered into with financial institutions; (iv) historical profitability; and (v) fulfillment of the objectives and targets set forth in the Company's Strategic Planning, which is approved by Management, monitored and reviewed periodically, seeking the continuity of its activities.

3.6	Restatement of comparative balances
3.6.1	Discontinued operation

As result of the divestment process of Copel Telecomunicações S.A., described in Note 41, the Statements of Income, Statements of Comprehensive Income, Statements of Cash Flows and Statements of Added Value are being restated for comparison purposes, as follows:

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3.6.2	Earnings and dividends per share

On March 11, 2021, the General Meeting approved the submission of the proposal for comprehensive amendment and consolidation of the Company's bylaws, including, among other changes, the share split of the Company, in the proportion of one share for ten shares, so that, for every one share issued by the Company, nine new shares of the same class and type will be credited.

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Considering what determines item 64 of CPC 41 / IAS 33, these interim financial information present the values of basic and diluted net profit per share at March 31, 2020 adjusted, considering the new number of shares, after the split. The table below shows the values of earnings per share presented at March 31, 2020 and the values that are being restated, equivalent to the value already disclosed divided by 10:

4.	Significant Accounting Policies

The Company's accounting policies are consistent with those presented in the financial statements for the year ended December 31, 2020.

4.1	Standards applicable to the Company effective January 1, 2021

As of the year 2021, the following changes are in effect, with no significant impact on the Company's financial statements:

(i)	Annual review of CPC No. 17/2020 with changes in pronouncements: CPC 06 (R2) / IFRS 16, CPC 11 / IFRS 4, CPC 38 / IAS 39, CPC 40 (R1) / IFRS 7 e CPC 48 / IFRS 9 due to the definition of the term “reference interest rate reform - phase 2”.
5.	Cash and Cash Equivalents

These comprise cash on hand, deposits with banks and short-term highly liquid investments, which can be redeemed in cash within 90 days from the investment date. Temporary short-term investments are recorded at cost at the reporting date, plus earnings accrued. Cash and cash equivalents are subject to an insignificant risk of change in value.

Financial investments of the Company refer to Bank Deposit Certificates - CDBs and Repurchase Agreements, which are the sale of a security with the commitment of the seller (Bank) to repurchase it, and of the purchaser to resell it in the future. Investments have post-fixed interest rates between 78% and 101.5% of Interbank Deposit Certificate (“CDI”).

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6.	Bonds and Securities

The Company hold securities that yield variable interest rates. The term of these securities ranges from 2 to 60 months from the end of the reporting period.

7.	Trade Accounts Receivable

Consolidated	Balances falling due	Overdue up to 90 days	Overdue for 90 days	Total 03.31.2021	Total 12.31.2020
Customers					
Residential	381,198	240,492	43,748	665,438	639,424
Industrial	208,667	22,138	76,726	307,531	312,302
Commercial	250,936	55,122	26,300	332,358	335,439
Rural	84,570	27,371	6,402	118,343	109,651
Public Entities	33,009	3,669	2,938	39,616	37,370
Public lighting	35,926	377	-	36,303	46,615
Public service	40,699	165	250	41,114	41,812
Unbilled - captives	519,403	-	-	519,403	583,209
Energy installments plan - captives (7.1)	197,004	26,347	59,376	282,727	291,847
Low income subsidy - Eletrobras	14,870	-	-	14,870	13,783
Free consumers	173,056	3,820	927	177,803	163,786
Other receivables	55,148	23,105	82,902	161,155	168,270
	1,994,486	**402,606**	**299,569**	**2,696,661**	**2,743,508**
Concessionaires, Permission holder and Trading Companies					
Bilateral contracts	217,995	1,495	-	219,490	590,335
Regulated contracts	179,976	98	6,744	186,818	170,951
CCEE (7.2)	464,123	-	119,665	583,788	328,001
Energy suplies	**862,094**	**1,593**	**126,409**	**990,096**	**1,089,287**
Charges from using transmission grid	**268,148**	**3,635**	**9,740**	**281,523**	**281,508**
Gas distribution	**62,558**	**1,063**	**12,905**	**76,526**	**70,928**
Expected credit losses (7.3)	**(11,643)**	**(16,121)**	**(335,639)**	**(363,403)**	**(365,551)**
	3,175,643	**392,776**	**112,984**	**3,681,403**	**3,819,680**
Current				**3,631,671**	**3,768,242**
Noncurrent				**49,732**	**51,438**

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7.1	Energy installments plan - captives

The trade accounts receivable renegotiated are discounted to present value as of March 31, 2021, taking into consideration the future value, the maturity dates, the dates of settlement and the discount rate ranging from 1.0% to 2.39% p.m.

7.2	Electricity Trading Chamber - CCEE

Balance receivable deriving from the positive position in the monthly settlement of the spot market centralized by CCEE. Amounts are received in the second month following the recognition of revenue or offset against future settlements when the result is negative for the subsidiary.

Of the total presented, R$119,665 refer to the controversial portion resulting from the effects of the injunction for exclusion of responsibility of Colíder HPP. As a result of unforeseeable circumstances and force majeure, the power plant had its commercial start-up delayed, which was initially scheduled for January 2015. The Company is contesting in court, filing a request for exclusion of liability so that the mandatory supply of energy contracted by the plant, in the period in delay, is postponed. Expected credit losses were recorded in the same amount as the receivable balance, as presented in Note 7.3.

Copel GeT filed an administrative request for the exclusion of liability at ANEEL, which was denied, and subsequently, at 12.18.2017, it filed an ordinary lawsuit with request for advance protection with the Court, requesting the reversal of the agency's decision. On April 6, 2018, the Federal Court of the 1st Region fully granted the preliminary injunction applied for in the interlocutory appeal to suspend the enforcement of any burden or penalty to Copel as a result of noncompliance with the deadlines originally provided for in the Concession Agreement until a final unappelable ruling is rendered. The main action is pending judgment on merits.

The contracted energy of the plant is 125 MW mean. For overdue periods the contract was fulfilled and, due to the fact it is awaiting a decision on the merits of the lawsuit, the Company recognized the revenue limited to the financial covenants of the agreement and the regulatory rules, as well as the cost of energy to cover the contractual guarantee.

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7.3	Expected credit losses

8.	CRC Transferred to the Paraná State Government

The Company's Management and the Paraná State Government formalized on October 31, 2017 the fifth amendment to the agreement for renegotiation of the Account for Compensation of Income and Losses - CRC. The State of Paraná complied with the agreed terms and made the payments of the monthly interest until December 2017. With the end of the grace period, the State of Paraná has complied with the payments under the agreed terms, remaining 49 monthly installments to be paid. The contract balance is updated by the IGP-DI variation and interest of 6.65% p.a.

8.1	Changes in CRC

8.2	Maturity of noncurrent installments

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9.	Net Sectorial Financial Assets and Liabilities
9.1	Compositions of net sectorial financial assets and liabilities balances per tariff cycle

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9.2	Changes in net sectorial financial assets and liabilities

10.	Accounts Receivables - Concessions

10.1	Power distribution service concession

The distribution concession agreement amount is measured at fair value and its collection is assured by the Concession Grantor through an indemnity upon the return of these assets at the end of the concession period.

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10.2	Piped gas distribution service concession

10.3	Bonus from the grant of concession agreements under the quota system

On January 5, 2016, Copel GeT entered into a 30-year concession agreement of HPP GPS, in accordance with Law No. 12,783/2013, with payment of the Bonus from the Grant - BO to the Concession Grantor, amounting to R$574,827, as per ANEEL Invitation to Bid 12/2015.

The electric energy in 2016 was fully sold to the Regulated Contracting Environment - ACR under the Assured Power Quota System - CGF or “quota regime” and, as from 2017 to the end of the concession, in the proportion of 70% of the power in the ACR and 30% in the free environment - ACL.

The amount of the bonus for the grant was recognized as a financial asset due to the Copel GeT’s unconditional right to receive the amount paid with inflation adjustment based on IPCA and interest during the concession period.

10.4	Power generation concession contract

Residual balance refers to the electricity generation assets of HPP GPS and HPP Mourão I. Copel GeT depreciated the plants until 2015, the expiration date of the concessions, and the remaining balances were reclassified to accounts receivable linked to the concession. Although the Granting Authority has not yet disclosed the form of payment of remuneration of the assets, Management's expectation about indemnification for these assets indicates the recoverability of the recorded balance, based on the remuneration methodology established by ANEEL.

Copel GeT timely manifested to ANEEL its interest in receiving the indemnifiable amount. Formalization of proof of realization of the respective investments to ANEEL occurred on December 17, 2015. To prepare the information, the new replacement value methodology was used, as defined by ANEEL Normative Resolution No. 596/2013.

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11.	Contract assets

11.1	Power distribution service concession contract

11.2	Piped gas distribution service concession contract

11.3	Transmission service concession contract

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11.3.1	Gain (loss) due to efficiency or inefficiency in the implementation and operation of transmission infrastructure

In the construction and operation of the transmission infrastructure, possible positive or negative impacts are expected due to delays and additional costs due to environmental issues, variation in costs, mainly with cables and structures when indexed to foreign currency, additional easement costs and land negotiations, potential earthworks for unforeseen events, early maturity of commercial transactions and RAP revision/readjustment according to the regulatory standards and contractual provisions. Changes in the original project that affect its profitability are recognized directly in the statement of income when incurred, except for the part of RAP related to the operation and maintenance performance of the assets that is recognized as the services are performed.

11.3.2	Assumptions adopted for the calculation of contract assets

12.	Other Receivables

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12.1	Credits on purchases of gas - Compagás

This balance refers to the gas acquisition of contracted and guaranteed volumes, higher than those actually withdrawn and used, and contains a future compensation clause. Compagás has the right to use and offset this gas over the term of the contract up to one year after the closure, currently established in December 2023. According to the contractual provisions and consumption perspectives, derived from the review of the projects and scenarios for the next years, Compagás estimates to fully offset the contracted volumes in the course of its operation. Contracts with Petrobras provide for the right to assign this asset.

12.2	CDE Transfer

Values of the Energy Development Account - CDE to be transferred to the Company, to cover the tariff discounts on the tariffs, defined in Law 10,438/2002 and Decree 7,891/2013. The amount transferred for the period from June 2019 to May 2020, in accordance with Resolution 2,559/2019, was R$51,200 per month, changed to R$47,005 per month from June 2020, through Resolution No. 2,704/2020, which approved the result of the last Annual Tariff Adjustment.

13.	Taxes
13.1	Deferred income tax and social contribution

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Consolidated	Balance as of January 1, 2021	Recognized in income	Balance as of March 31, 2021
Noncurrent assets			
Provisions for legal claims	510,680	(9,359)	501,321
Post-employment benefits	507,037	4,066	511,103
Impairment of assets	321,640	(146)	321,494
Research and development and energy efficiency programs	152,498	(363)	152,135
Expected credit losses	128,953	(1,217)	127,736
Tax losses and negative tax basis	242,735	31,088	273,823
Social security contributions - injunction on judicial deposit	74,540	811	75,351
Provisons by performance and profit sharing	161,737	23,166	184,903
Amortization - concession	47,209	1,305	48,514
Concession contracts	21,061	(323)	20,738
Provision for energy purchases	18,039	-	18,039
(-) Reclassification (a)	(83,742)	(2,077)	(85,819)
Others	165,893	2,671	168,564
	2,268,280	**49,622**	**2,317,902**
(-) Noncurrent liabilities			
Concession contracts	900,505	43,125	943,630
Deemed cost	350,491	(6,600)	343,891
Derivative financial instruments	117,682	385	118,067
Escrow deposits monetary variation	63,126	3	63,129
Accelerated depreciation	75,955	-	75,955
Transaction cost on borrowings and debentures	24,569	(1,494)	23,075
(-) Reclassification (a)	(2,765)	149	(2,616)
Others	31,951	(202)	31,749
	1,561,514	**35,366**	**1,596,880**
Net	**706,766**	**14,256**	**721,022**
Assets presented in the Statement of Financial Position	1,191,104		1,235,620
(-) Liabilities presented in the Statement of Financial Position	(484,338)		(514,598)

(a) Reclassification to Assets classified as held for sale (Note 41).

13.1.1	Projection for realization of deferred income tax and social contribution:

13.1.2	Unrecognized tax credits

As of March 31, 2021, UEG Araucária did not recognize income tax and social contribution credits on income tax and social contribution tax losses in the amount of R$129,955 (R$131,655, as of December 31, 2020) for not having, reasonable assurance of generation of future taxable profits sufficient to allow the utilization of these tax credits.

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13.2	Other taxes recoverable and other tax obligations

13.2.1	Pis and Cofins credit on ICMS

On August 12, 2009, Copel DIS filed for writ of mandamus No. 5032406-35.2013.404.7000 with the 3rd Federal Court of Curitiba applying for the granting of an order to stop including ICMS in the PIS and COFINS tax base, as well as to authorize it to proceed with the administrative offsetting of the amounts collected more than due for such social contributions in the last five years.

On June 16, 2020, a final unappealable ruling was handed down by the 2nd Panel of the Federal Regional Court of the 4th Region recognizing Copel DIS's right to exclude from the PIS and COFINS tax base the full amount of ICMS included in the energy supply and distribution invoices. The ruling also recognized that the limitation period, in this case, is of five years and that, therefore, Copel has the right to recover the amounts that have been paid during the five years preceding the filing of the writ of mandamus until the date of the final unappealable ruling.

Considering the final and unappealable ruling, with a favorable decision for the Company, the entry of economic benefits became practically certain and, therefore, the asset became realizable. In view of these, Copel DIS recognized the updated tax credit in assets, which will be recovered using the following expedients: by offsetting against taxes payable within the 5-year statute of limitations period, and, if necessary, by receiving securities issued in connection with Federal Government debts (“precatórios”).

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Additionally, with the assistance of the opinion of its legal counsel, the Company concluded to record the liability to be refunded to consumers for the last 10 years of the credit, as from the date of the unappealable ruling, considering the current legislation, the statute of limitations period defined in the civil code and the jurisprudence of the courts. The refund of PIS and Cofins credits to consumers awaits the conclusion of discussions with Aneel regarding compensation mechanisms and criteria, based on the effective compensation of tax credits, which currently are under analysis by the Federal Revenue of Brazil

On February 9, 2021, Aneel held a public consultation aimed at discussing how to return tax credits to consumers, as described in Note 30.2. Aneel's proposal, which is being discussed, provides for the return of the amounts through a rebate in the next tariff adjustments, within a period of up to five years. Aneel did not comment on the statutory period for returning credit to the consumer.

Also, in relation to the potential future impacts of the adjustment of the effects, to be judged by the STF under RE No. 574,706/PR, the understanding of the Company, based on the opinion of its legal advisors, is that it is highly likely that the final decisions to the benefit of the taxpayers be maintained.

The table below shows the impacts of these records on Copel's balance sheet and statement of income:

The amounts of Pis and Cofins of Copel DIS for the months of March to June 2020, which have not yet been paid when the action was concluded were remeasured with the effects from the court decision and reclassified to the liability account to be refunded to consumers.The table below shows, therefore, the total balance to be returned to consumers recorded in balance sheet:

39

The balance also contains the final and unappealable decision of the lawsuit records in which Compagás discussed the exclusion of ICMS from the PIS/Pasep and Cofins calculation basis. Due to the favorable ruling, Compagás recorded, on September 2019, the credit right of R$107,453. Part of these credits has already been recovered, so that the adjusted balance at March 31, 2021 is R$82,240.

13.2.2	Pis and Cofins under suspended enforceability

On May 15, 2020, Copel Telecomunicações S.A. obtained a preliminary injunction favorable to the Company, suspending enforceability of a portion of Pis and Cofins, recognizing that ICMS should not be included in the tax base of these contributions. Accordingly, the Company has been suspending the payment of this complementary amount and provisioning the amounts until a final decision on the merits of the action is rendered. The balances of this liability, in the amount of R$4,181, are recorded in the Liabilities line associated with assets classified as held for sale.

13.3	Reconciliation of provision for income tax (IRPJ) and social contribution (CSLL)

14.	Prepaid Expenses

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15.	Receivables from Related Parties

15.1	Copel DIS - Financing transferred - STN

The Company transferred loans and financing to its wholly-owned subsidiaries at the time of its establishment in 2001. However, since the contracts for the transfers to the subsidiaries were not subject to formalization with the financial institutions, these commitments are also recorded in the Parent company.

The balance with Copel DIS refers to the National Treasury Department - STN financing, transferred with the same levy of charges assumed by the Company (Note 22) and shown as obligations for loans and financing at Copel DIS.

15.2	UEGA - Loan Agreement

On February 20, 2020, a loan agreement was signed between Companhia Paranaense de Energia - Copel (lender) and UEG Araucária Ltda. - UEGA (borrower), with approval of limits plus IOF (tax on financial transactions) and interest of 119 % of CDI, in order to provide funds to finance the company's activities and business. The financial income in the period ended on March 31, 2020 was R$168 (R$23 on March 31, 2020). On April 29, 2021 the loan was paid off.

15.3	15.3 Copel Telecomunicações – Intercompany Loan Agreement

On June 19, 2020, a loan agreement was entered into by and between Copel Telecomunicações S.A. (lender) and Companhia Paranaense de Energia - Copel (borrower), with approval of limits increased by IOF and interest of 120% of CDI, in order to provide funds for the financing of the company's activities and businesses and effective until June 30, 2021. The amount of financial expense in the period ended on March 31, 2021 was R$1,646.

41

16.	Judicial Deposits

17.	Investments
17.1	Changes in investments

42

17.2	Subsidiaries with non-controlling interests
17.2.1	Summarized financial information

The loss recorded at Elejor is due to the monetary update on Accounts payable related to concession, which increased significantly as a result of the IGPM increase, as shown in Note 27.

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17.2.2	Changes in equity attributable to non-controlling shareholders

17.3	Summarized information on the main joint ventures

As of March 31, 2021, Copel's interest in the contingent liabilities of its joint ventures is equivalent to R$239,289 (R$227,467 as of December 31, 2020).

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17.4	Summarized information of the main associates

As of March 31, 2021, Copel's interest in the contingent liabilities of its associates is equivalent to R$1,495 (R$1,428 as of December 31, 2020).

18.	Property, Plant and Equipment
18.1	Property, plant and equipment by asset class

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18.2	Changes in property, plant and equipment

18.3	Joint operations - consortiums

The amounts recorded under property, plant and equipment referring to the share of interest of Copel GeT in consortiums are shown below:

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18.4	Impairment of generation segment assets

The projects with impairment balances recorded at Mach 31, 2021 are the following:

The table below shows the changes in the impairment for the period:

18.5	Property, Plant and Equipment of Copel Telecomunicações

The Company's Management continuously monitors the business environment of the telecommunications segment, paying particular attention to factors such as the increased competitiveness of the sector, the high degree of investment required to maintain its customer base and the expected return from this segment. The impairment recorded on March 31, 2021 is due to the estimate of losses due to customer deactivation and comprises the balance of Assets held for sale, as a result of the divestment process of Copel Telecomunicações and the reclassifications carried out in compliance with accounting standards, as described in Note 41.

18.6	New plants under construction
18.6.1	SHPP Bela Vista

With estimated investment of R$220,000, this small hydroelectric power plant (SHPP), with installed capacity of 29.81 MW and physical guarantee of 18.4 MW mean, is being built on the Chopim River, in the municipalities of São João and Verê, located in the southwest region of the Paraná State.

The participation in the A-6 auction held on August 31, 2018 led to sale of 14.7 MW mean in regulated contracts at the original price of R$195.70/MWh. The energy sale contracts provide for beginning of energy supply on January 1, 2024, with a 30-year term and annual adjustment by reference to IPCA variation.

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The works started in August 2019, and the three-generating units are expected to start operating in the first half of 2021.

18.6.2	Jandaíra Wind Complex

With estimated investment of R$411,610 this wind farm, with installed capacity of 90.1 MW and physical guarantee of 47.6 MW mean, is being built in the municipalities of Pedra Preta and Jandaíra, in the Rio Grande do Norte State.

The participation in the new power generation auction A-6, held on October 18, 2019, led to sale of 14.4 MW mean in regulated contracts at the original price of R$98.00/MWh. The energy sale contracts provided for beginning of energy supply on January 1, 2025, with a 20-year term and annual adjustment by reference to IPCA variation.

In all, 26 wind turbines will be installed, divided into four wind farms, and a substation and a 16 km transmission line will also be built next to the farms to drain the electricity to be generated for the National Interconnected System - SIN.

With all the necessary licenses in place, civil works began in the first week of January 2021, and the wind farm is expected to start operating between May and July 2022, on a phased basis, by wind turbine.

19.	Intangible assets

19.1	Power distribution service concession

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The balance refers to the portion of infrastructure that will be used during concession, net of special liabilities. The special liabilities represent the resources related to the financial participation of consumers, the Federal, State and Municipal Governments, destined to investments in projects related to the concession, and are not onerous liabilities or shareholder credits.

19.2	Generation concession agreements

19.3	Piped gas distribution service concession

19.4	Other intangible assets

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20.	Payroll, Social Charges and Accruals

21.	Accounts Payable to Suppliers

50

22.	Loans and Financing

51

Consolidated Contracts	Company	Allocation	Guarantees	Issue Date	Number of installment	Final maturity	Payment of charges	Contractual financial charges p.y.	Effective interest rate p.y.	Contract amount	03.31.2021	12.31.2020
BNDES												
820989.1	Copel GeT	Implementation of Mauá HPP.	Revenue from energy sales from the plant.	03.17.2009	179	01.15.2028	Monthly	1.63% above TJLP	1.63% above TJLP	169,500	80,967	83,935
1120952.1		Implementation of transmission line between Foz do Iguaçu and Cascavel Oeste substations.	Assignment of receivables; revenue from energy transmission services.	12.16.2011	168	04.15.2026	Monthly	1.82% and 1.42% above TJLP	1.82% and 1.42% above TJLP	44,723	16,922	17,756
1220768.1		Implementation of Cavernoso II SHP.	Revenue from energy sales from the plant.	09.28.2012	192	07.15.2029	Monthly	1.36% above TJLP	1.36% above TJLP	73,122	40,197	41,405
13211061		Implementation of Colider HPP.	Assignment of receivables	12.04.2013	192	10.15.2031	Monthly	0% and 1.49% above TJLP	6.43% and 7.68%	1,041,155	730,770	748,083
13210331		Implementation of Cerquilho III substation.		12.03.2013	168	08.15.2028	Monthly	1.49% and 1.89% above TJLP	1.49% and 1.89% above TJLP	17,644	9,740	10,069
15206041		Implementation of transmission line Assis - Paraguaçu Paulista II.		12.28.2015	168	06.15.2030	Monthly	2.42% above TJLP	9.04%	34,265	19,745	20,280
15205921		Implementation of transmission lines Londrina - Figueira and Salto Osório - Foz do Chopim.		12.28.2015	168	12.15.2029	Monthly	2.32% above TJLP	8.93%	21,584	11,832	12,171
18205101		Implementation of Baixo Iguaçu HPP.		11.22.2018	192	06.15.2035	Monthly	1.94% above TJLP	8.5%	194,000	180,901	184,087
19207901- A+B+E+F+G+H		Implementation of transmission facilities for the line: substation Medianeira; substation Curitiba Centro and Curitiba Uberaba and substation Andirá Leste.		06.03.2020	279	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	206,882	160,983	158,351
19207901- C+D+I+J		Implementation of transmission facilities for the line: transmission line Curitiba Leste - Blumenal and Baixo Iguaçu - Realeza.		06.03.2020	267	12.15.2043	Monthly	IPCA + 4.8165%	IPCA + 4.8570%	225,230	114,778	110,699
14205611-A	Copel DIS	Preservation of business, improvements, operating support and general investments in the expansion and consolidation of projects and social investment programs of companies (ISE).	Surety of Copel; assignment of revenues and indemnity rights under the concession.	12.15.2014	72	01.15.2021	Monthly	2.09% above TJLP	8.37%	41,583	-	585
14205611-B				12.15.2014	6	02.15.2021	Annual	2.09 above TR BNDES	2.09 above TR BNDES	17,821	-	4,329
14205611-C				12.15.2014	113	06.15.2024	Monthly	6.0%	6.0%	78,921	25,474	27,434
14205611-D				12.15.2014	57	02.15.2021	Monthly	TJLP	TJLP	750	-	2
14.2.1271.1	Santa Maria	Construction and implementation of wind generating plants.	Surety of Copel; pledge of shares; assignment of receivables and revenues.	06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	71,676	40,686	41,665
14.2.1272.1	Santa Helena			06.01.2015	192	08.15.2031	Monthly	1.66% above TJLP	8.26%	82,973	44,146	45,208
11211521	GE Farol		Pledge of shares; assignment of receivables from energy sales from the project; assignment of machinery and equipment.	03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	54,100	36,490	37,470
11211531	GE Boa Vista			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	40,050	26,977	27,701
11211541	GE S.B. do Norte			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	90,900	61,181	62,824
11211551	GE Olho D'Água			03.19.2012	192	06.15.2030	Monthly	2.34% above TJLP	2.34% above TJLP	97,000	65,340	67,096
18204611	Cutia		Pledge of shares; assignment of receivables.	10.10.2018	192	07.15.2035	Monthly	2.04% above TJLP	8.37%	619,405	581,898	588,169
13212221 - A	Costa Oeste	Implementation of transmission line between Cascavel Oeste and Umuarama Sul substations and implementation of Umuarama Sul substation.	Assignment of receivables; 100% of pledged shares.	12.03.2013	168	11.30.2028	Monthly	1.95% + TJLP	1.95% + TJLP	27,634	16,506	17,046
13212221 - B				12.03.2013	106	09.30.2023	Monthly	3.5%	3.5%	9,086	1,995	2,194
14205851 - A	Marumbi	Implementation of transmission line between Curitiba and Curitiba Leste and implementation of Curitiba Leste substation.		07.08.2014	168	06.30.2029	Monthly	2.00% + TJLP	2.00% + TJLP	33,460	21,380	22,029
14205851 - B				07.08.2014	106	04.30.2024	Monthly	6.0%	6.0%	21,577	6,983	7,550
											2,295,891	2,338,138
Total local currency											3,028,363	3,073,912
										Gross debt	3,185,580	3,214,249
										(-) Transaction cost	(26,208)	(25,718)
										Net debt	3,159,372	3,188,531
										Current	203,898	717,677
										Noncurrent	2,955,474	2,470,854

DI - Interbank Deposit Rate
IPCA - Inflation Index (*Índice Nacional de Preços ao Consumidor Amplo, in Portuguese*)
TJLP - Long-term interest rate
TR - Referential Rate

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22.1	Collateral and Escrow deposits– STN

Constitution of guarantees, in the form of a cash guarantee, Par Bond, in the amount of R$87,249 (R$78,764 at December 31, 2020), and Discount Bond, in the amount of R$60,656 (R$54,757 at December 31, 2020) intended to the repayment of the amount of principal related to the STN contracts, upon maturity on April 11, 2024. The amounts are adjusted by applying the weighted average of the percentage changes of the Zero Coupon Bond prices of the United States of America Treasury, by the percentage share of each series of the instrument in the portfolio of collateral for repayment of principal, constituted pursuant to the Brazilian Financing Plan of 1992.

22.2	Breakdown of loans and financing by currency and index

22.3	Maturity of noncurrent installments

22.4	Changes in loans and financing

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22.5	Covenants

The Company signed loans and financing agreements containing covenants that require economic and financial ratios to be maintained within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock of subsidiaries that would represent change of control without prior consent. Failing to fulfill these conditions may lead to accelerated debt repayment and/or fines.

As of December 31, 2020, all financial indicators measured annually have been fully met. As of March 31, 2021, all other ratios and covenants have been fully met.

The financial covenants contained in the agreements are presented below:

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23.	Debentures

55

23.1	Maturity of noncurrent installments

23.2	Changes in debentures

23.3	Covenants

Copel issued debentures containing covenants that require the maintenance of certain economic and financial ratios within pre-determined parameters, requiring annual fulfillment and other conditions to be complied with, such as not changing the Company's interest in the capital stock that would represent change of control without prior consent from the debenture holders; not paying out dividends or interest on capital if it is in arrears in relation to honoring any of its financial obligations or not maintaining the financial ratios as determined without prior written consent of the debenture holders. Failing to fulfill these conditions may lead to accelerated redemption of debentures and regulatory penalties.

At December 31, 2020, all financial indicators measured annually have been fully met, except the subsidiary Ventos de Santo Uriel, which did not meet the Debt Service Coverage Ratio (ICSD) of 1.3. However, the Company preventively requested and received, at December 31, 2020, according to a letter from BNDES, with reference AE/DEENE2 No. 186/2020, the commitment of the banking institution not to declare the early maturity of the debenture deed, based on the performance of this ratio in 2020.

As of March 31, 2021, all other ratios and covenants have been fully met.

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The financial covenants contained in the agreements are presented as follows:

24.	Post-employment Benefits

The Company sponsors private retirement and pension plans (Unified Plan and Plan III) and Healthcare Plan for medical and dental care ("ProSaúde II" and "ProSaúde III" Plans) for their active employees and their legal dependents. The lifetime sponsorship of the Healthcare Plan for retirees, pensioners and legal dependents is only applied to "Prosaúde II" plan participants. Fundação Copel de Previdência e Assistência is the entity that manages these plans.

24.1	Pension plan

The Unified Plan is a Defined Benefit plan - BD in which the income is predetermined, according to each individual's salary. This plan is closed for new participants since 1998.

The Plan III is a Variable Contribution plan - CV, being the only plan available for new participants.

24.2	Healthcare Plan

The Company allocate resources for the coverage of healthcare expenses incurred by their employees and their dependents, within rules, limits and conditions set in "ProSaúde II" and "ProSaúde III" Plans' regulations. Coverage includes periodic medical exams in both plans and is extended to all retirees and pensioners for life only in the "ProSaúde II" plan.

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24.3	Balance sheet and statement of income

Amounts recognized in liabilities, under Post-employment benefits, are summarized below:

Amounts recognized in the statement of income are shown below:

24.4	Changes in post-employment benefits

25.	Sectorial Charges Payable

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26.	Research and Development and Energy Efficiency

In accordance with Law No. 9,991/2000 and supplementary regulations, concession operators and licensees of electric power generation and transmission are required to allocate annually the percentage of 1% of their net operating regulatory revenue to research and development of the electricity sector activities, and the electric power distribution concession operators must segregate this same percentage into the research and development and energy efficiency programs of the electricity sector.

Provisional Measure No. 998/2020, converted into Law No. 14,120/2021, amends Law No. 9,991/2000 and provides for the allocation of unused resources from Research and Development (R&D) and Energy Efficiency (PEE) to the Energy Development Account (CDE), aiming at low tariffs until 2025, as a measure to mitigate the economic impacts arising from the Covid-19 pandemic. Aneel Order No. 904/2021 determined the payments to CDE from April 2021.

26.1	Balances recognized for investment in Research and Development (R&D) activities and the Energy Efficiency Program (EEP)

26.2	Changes in R&D and EEP balances

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27.	Accounts Payable Related to Concessions

27.1	Changes in accounts payable related to concessions

28.	Right-of-use asset and lease liability

The Company recognized right-of-use asset and lease liability as follows:

28.1	Right-of-use asset

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28.2	Lease liability
28.2.1	Changes in lease liability

The Company defines the discount rate based on the interest rate applied to the last debentures fundraising, disregarding subsidized or incentivized funding.

28.2.2	Maturity of noncurrent installments

28.2.3	Potential right to Pis/Cofins recoverable

The table below shows the potential right to Pis/Cofins recoverable for Pis/Cofins computed in lease consideration payable in the foreseen periods.

28.3	Impact of forecast inflation on discounted cash flows

In accordance with CPC 06 (R2) / IFRS 16, in measuring and remeasuring lease liabilities and right-of-use assets, the Company used the discounted cash flow method without considering forecast future inflation, according to the prohibition imposed by the standard.

However, given the current reality of long-term interest rates in the Brazilian economic environment, the table below shows the comparative balances between the information recorded in accordance with CPC 06 (R2) / IFRS 16 and the amount that would be recorded considering forecast inflation:

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28.4	Commitments from leases and rentals

For leases of low value assets, such as computers, printers and furniture, short-term leases, as well as for leases of land for development of wind power generation projects, whose payment is made based on variable remuneration, the amounts are recognized in the statement of income as operating costs and/or expenses (Note 33.6). The balance of commitments from leases and rentals is shown below:

28.5	Receivables from leases

29.	Other Accounts Payable

30.	Provisions for Legal Claims and Contingent Liabilities

The Company are responsible for several legal and administrative proceedings before different courts. Based on assessments made by the Company's legal counsel, Management makes provisions for legal claims in which the losses are rated probable, when the criteria for recognition of provisioning, described in Note 4.11 to the financial statements at December 31, 2020, are met.

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The Company's management believes it is impracticable to provide information regarding the timing of any cash outflows related to the lawsuits for which the Company are responsible on the date of preparation of the financial statements, in view of the unpredictability and dynamics of the Brazilian judicial, tax and regulatory systems, and that the final resolution depends on the conclusions of the lawsuits. For this reason, this information is not provided.

30.1	Change in provision for legal claims

Consolidated		Income						
		Provision for litigations		Construction cost				
	Balances as of January 1, 2021	Additions	Reversals	Additions	Additions to assets	Discharges	Transfers/ Others (a)	Balances as of March 31, 2021
Tax								
Cofins	107,148	445	-	-	-	-	-	107,593
Others	66,725	367	-	-	-	-	(7)	67,085
	173,873	812	-	-	-	-	(7)	174,678
Labors	596,248	28,537	(4,810)	-	-	(28,662)	3,974	595,287
Employee benefits	52,401	1,183	(420)	-	-	(681)	(76)	52,407
Civil								
Civil and administrative claims	387,895	13,310	(18,160)	-	-	(28,788)	19	354,276
Easements	111,553	382	-	955	3,362	(6)	-	116,246
Expropriations and property	133,888	1	(3,265)	2,067	2,785	-	-	135,476
Customers	3,973	151	-	-	-	-	-	4,124
Environmental	7,174	4,266	-	-	-	-	(1,300)	10,140
	644,483	18,110	(21,425)	3,022	6,147	(28,794)	(1,281)	620,262
Regulatory	88,699	8,300	-	-	-	-	-	96,999
	1,555,704	56,942	(26,655)	3,022	6,147	(58,137)	2,610	1,539,633

(a) Reclassification mainly to Liabilities associated with assets classified as held for sale (Note 41).

Parent company	Balance as of January 1, 2021	Income Additions	Discharges	Balance as of March 31, 2021
Tax				
Cofins	107,148	445	-	107,593
Others	29,405	48	-	29,453
	136,553	493	-	137,046
Labor	2,466	122	(189)	2,399
Civil	163,940	5,130	(27,030)	142,040
Regulatory	21,373	-	-	21,373
	324,332	5,745	(27,219)	302,858

30.2	Details of provisions for legal claims and contingent liabilities

The table below shows the details of the provisions for registered litigation and, in addition, the amounts of contingent liabilities that are present obligations arising from past events for which no provisions are recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

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Description	Parent Company				Consolidated			
		Provisions		Contingent liabilities		Provisions		Contingent liabilities	
		03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020
Tax									
Cofins	Requirement of the Federal Revenue Service for the period from August 1995 to December 1996, due to the termination of a judicial decision that has recognized the Company's exemption from Cofins.	107,593	107,148	6,580	6,554	107,593	107,148	6,580	6,554
INSS	Tax requirements related to the social security contribution.	29,453	29,405	98,160	100,165	29,453	29,405	98,160	100,165
Federal taxes	Administrative requirements and questions from the Federal Revenue of Brazil.	-	-	-	-	-	-	84,411	84,027
ICMS	Copel Distribution received tax deficiency notice 6.587.156-4 from the State of Paraná for allegedly failing to pay ICMS (VAT) tax on the 'metered demand' highlighted in the electricity bills issued to a major consumer betw een May 2011 and December 2013. The law suit w as closed after a final and unappealable decision in favor of the Company.	-	-	-	-	-	-	-	97,404
IPTU	Tax Requirement on Urban Territorial Property on properties affected by the public electricity service.	-	-	-	-	-	-	103,110	98,459
ISS	City halls tax requirement as ISS on construction services provided by third parties.	-	-	-	-	-	-	76,192	73,094
Others	Taxes, fees and other federal, state and municipal taxes in w hich the Company discusses the levy or not, as w ell as its bases and amounts for payment	-	-	53,782	53,004	37,632	37,320	124,531	116,920
		137,046	**136,553**	**158,522**	**159,723**	**174,678**	**173,873**	**492,984**	**576,623**
Labors	Charging of overtime, hazardous w ork, transfer surcharge, equalization / salary adjustment, among others, by employees and former employees of Copel; collection of indemnity installments and others, by ex-employees of contractors and outsourced companies (subsidiary responsibility).	**2,399**	**2,466**	**2,439**	**2,291**	**595,287**	**596,248**	**362,480**	**348,463**
Employee benefits	Labor claims filed by former retired employees against Fundação Copel, w hich w ill consequently cause repercussions for the Company and its w holly-ow ned subsidiaries, to the extent that additional contributions are required.	-	-	-	-	**52,407**	**52,401**	**6,816**	**9,210**
Regulatory									
Dispatch Aneel nº 288/2002	Legal actions against Aneel Dispatch No. 288/2002 involving the companies Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A.	21,373	21,373	-	-	70,188	70,188	-	-
ESBR	ESBR filed Ordinary Law suit No. 10426-71.2013.4.01.4100 against ANEEL in the Federal Court of Rondônia, w hose ruling: (i) acknow ledged the exclusion of liability for the 535-day schedule overrun in the construction of the Jirau Hydropow er Station; (ii) declares any obligations, penalties and costs imposed on ESBR as a result of the schedule overrun to be unenforceable, and (iii) annuls ANEEL Resolution 1,732/2013, w hich had recognized a schedule overrun of only 52 days. An appeal has been brought by ANEEL, pending judgment by the Federal Court of the 1st Region. The practical consequence of the ruling w as, at the time it exempted ESBR, to expose the distributors w ith w hom it entered into pow er trading contracts (CCEARs) to the Short-Term Market and to the high value of the Settlement Price of the Differences (Preço de Liquidação das Diferenças - PLD, in Portuguese) in the period, including Copel DIS. This occurred because the rules for the sale of electricity require that all energy consumed should have a corresponding contractual coverage. If the law suits are judged unfavorably against Copel, the amount w ill be classified as Sectorial Financial Asset to be recovered through tariff rates.	-	-	-	-	-	-	977,351	942,640
Excludente Colíder	Discussion on the value of the Tariff for use of the transmission system - TUST and monetary adjustment on energy values referring to the exclusion of liability period. As a result of the court injunction that excluded the delay period for the Colíder HPP from being responsible for the delivery of energy contracted in the Regulated Contracting Environment - ACR, CCEE proceeded to credit, valued to PLD, the energy previously backed to comply with ACR. However, in the event of failure in the lawsuit, the Company must return the amounts credited, updated by the IGPM.	-	-	-	-	-	-	241,703	216,353
Others	Aneel's notifications about possible breaches of regulatory standards	-	-	-	-	26,811	18,511	12,906	-
		21,373	**21,373**	**-**	**-**	**96,999**	**88,699**	**1,231,960**	**1,158,993**

(to be continued)

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Description	Parent Company				Consolidated			
		Provisions		Contingent liabilities		Provisions		Contingent liabilities	
		03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020	03.31.2021	12.31.2020
Civil									
Tobacco growers	Actions whose main cause is the lack of electricity causing loss of production.	-	-	-	-	55,189	50,330	45,827	41,258
Department of Roads and Roadworks	The Department of Roads and Roadworks (Departamento de Estradas e Rodagens - DER, in Portuguese) - issued a tax assessment notice to Copel Distribuição which, in turn, filed a lawsuit challenging DER's Charge for Use or Occupancy of Highway Domain Range, since the Company understands that this charge is unconstitutional because it has a confiscatory nature.	-	-	-	-	-	-	99,868	95,689
Arbitration	Discussion by arbitration under secrecy and confidentiality, in the discovery phase, with no decision having been handed down to date.	-	-	-	-	129,025	125,719	523,968	510,543
PIS / COFINS credit on ICMS	Referring to estimated contingent liability, as per Management's judgment and the opinion of its legal counsel, regarding the adventitious filing of claims by consumers in connection with the recognized tax credit, as detailed in Note 13.2.1, referring to the period infringing the tax neutrality rule, between the 11th and the 16th years, of a total of 16 years considered in the action. On February 9, 2021, Aneel opened Public Consultation 005/2021 to obtain subsides until March 29, 2020, in order to improve the proposal to return these tax credits to consumers. Aneel's technical areas prepared a technical note to the aforementioned Public Consultation, delimiting its scope for economic and financial analysis, but without discussing the legal aspects brought up in the scope of Grant 005/2020 and that permeate the theme. The Company and its legal advisors evaluated the documents made available at Public Consultation 005/2021 and are working on preparing their contributions in order to solidify their understanding and safeguard their rights.	-	-	-	-	-	-	1,758,512	1,756,112
Civil and administrative law	Other actions involving billing, supposed irregular procedures, administrative contracts and contractual fines, indemnity for accidents with the electric power network and accident with vehicles.	142,040	163,940	528,939	515,302	107,036	133,560	308,282	282,794
Indemnification to third parties (civil)	Actions for indemnity for resulting from damages caused during the construction of power plants	-	-	-	-	71,205	82,146	36,388	38,127
Easements	Discussion between the amount determined by Copel for payment and the amount claimed by the property owner and/or when when the owner's documentation supporting title to the property may not be registered (when probate proceedings are still in progress, properties have no registry number with the land registry, etc.), intervention in third-party adverse possession, either as a confronter, or in case of a property where there are areas of easement of passage, in order to preserve the limits and boundaries of expropriated areas.	-	-	-	-	101,680	110,652	28,832	26,001
Expropriations and property	Discussion between the amount assessed by Copel for payment and the amount claimed by the owner, and / or when the owner's documentation does not present conditions for registration (inventories in progress, properties without registration, among others); actions for repossession of real estate owned by the concessionaire; intervention in the adverse possession of third parties, as a confrontant, in order to preserve the limits and confrontations of the expropriated areas.	-	-	-	-	93,495	86,207	134,816	138,341
Indemnification to third parties (expropriations)	Expropriation lawsuit for construction of electric substation and expropriation of property flooded of power plant.	-	-	-	-	47,088	44,775	47,534	45,196
Consumers	Lawsuits seeking compensation for damages caused in household appliances, industrial and commercial machines, lawsuits claiming damages for pain and suffering caused by service interruption and lawsuits filed by industrial consumers, challenging the lawfulness of the increase in electricity prices while Plano Cruzado (anti-inflation economic plan) was in effect and claiming reimbursement for the amounts paid by the Company.	-	-	-	-	4,124	3,920	3,964	3,768
Environmental	Public civil and class actions whose purpose is to obstruct the progress of environmental licensing for new projects or to recover permanent preservation areas located around the hydroelectric power plant dams unlawfully used by private individuals. If the outcome of the lawsuits is unfavorable to the Company, Management estimates only the cost to prepare new environmental studies and to recover the areas owned by Copel GeT. They also include the Commitment Agreements (Termos de Ajuste de Conduta - TAC, in Portuguese), which refer to the commitments agreed-upon and approved between the Company and the relevant bodies, for noncompliance with any condition provided for by the Installation and Operating Licenses.	-	-	-	-	11,440	7,174	188,241	180,068
		142,040	163,940	528,939	515,302	620,262	644,483	3,174,232	3,116,877
		302,858	324,332	689,900	677,316	1,539,633	1,555,704	5,268,472	5,210,166

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31.	Equity
31.1	Capital

On March 31, 2021, paid in capital is R$10,800,000 (R$10,800,000 as at December 31, 2020). It includes shares (with no par value) and the main shareholders are presented below, already considering the adjusted number of shares after the split approved by Management:

31.2	Equity valuation adjustments

31.3	Earnings per share - basic and diluted

The results presented were calculated based on the new number of shares, after the share split approved at the General Meeting, as described in Note 3.6.2.

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31.4	Additional proposed dividend from non-capitalized revenue reserve

As presented in notes 31.4.1 and 42.3 of the financial statements at December 31, 2020, the Company has provisioned the amount of the additional dividend proposed to be realized with the balance of profit reserves from previous non-capitalized periods. On March 17, 2021, the Board of Directors approved these dividends, based on the Company's Articles of Incorporation that allows this deliberation by the Board.

On April 30, 2021, these amounts were partially paid, as disclosed in Note 42.3 of these interim financial information.

32.	Net Operating Revenue

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32.1	Revenue by type and/or class of customers

Consolidated	03.31.2021	Restated 03.31.2020
Electricity sales to final customers	**2,611,796**	**2,596,863**
Residential	842,800	839,157
Industrial	242,507	257,379
Trade, services and other activities	459,761	532,614
Rural	186,532	179,153
Public entities	52,126	62,792
Public lighting	60,019	59,409
Public service	79,593	79,238
Free consumers	521,171	404,901
Donations and grants	167,287	182,220
Electricity sales to distributors	**1,349,931**	**1,013,088**
Bilateral contracts	592,984	557,358
Regulated contracts	255,312	217,721
Electric Energy Trade Chamber - CCEE	470,840	217,809
Interest (Note 10.3)	30,795	20,200
Use of the main distribution and transmission grid	**2,351,874**	**2,221,681**
Residential	740,173	725,261
Industrial	332,728	325,422
Trade, services and other activities	432,999	475,334
Rural	161,604	153,837
Public entities	46,000	54,081
Public lighting	51,827	51,172
Public service	50,523	49,249
Free consumers	326,412	257,112
Concessionaires and generators	16,602	14,037
Operating and maintenance income - O&M and interest income	193,006	116,176
Construction income	**374,280**	**241,665**
Power distribution service concession	331,409	204,733
Power gas distribution service concession	2,747	2,827
Power transmission concession (a)	40,124	34,105
Fair value of assets from the indemnity for the concession	**28,870**	**9,187**
Distribution of piped gas	**180,524**	**190,475**
Sectorial financial assets and liabilities result	**397,078**	**(64,923)**
Other operating revenue	**72,000**	**67,363**
Leasing and rent (32.2)	53,608	40,318
Fair value in the purchase and sale of power in the active market	1,133	3,592
Income from rendering of services	11,088	9,854
Other income	6,171	13,599
GROSS OPERATING REVENUE	**7,366,353**	**6,275,399**
(-) Pis/Pasep and Cofins	(597,493)	(587,976)
(-) ICMS (VAT)	(1,140,659)	(1,156,663)
(-) Service tax (ISSQN)	(1,424)	(793)
(-) Sectorial charges (32.3)	(640,984)	(463,280)
NET OPERATING REVENUE	**4,985,793**	**4,066,687**

(a) The balance contains the amount of construction revenue, the construction margin and the efficiency gain or loss as detailed in Note 11.3

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32.2	Leases and rentals
32.2.1	Revenue from leases and rentals

32.3	Regulatory charges

32.3.1	Energy Development Account - CDE - power distribution concession

The CDE, created by Law 10,438/2002 and amended by Law 12,783/2013, has among its sources of funds, in order to meet its objectives, the quotas paid by agents that negotiate energy with final consumers, by means of a charge included in the tariffs. The Company makes payments for the “CDE USO” charge, intended to cover the CDE's objectives set forth by law. The annual quotas for each distributor are defined by Aneel through resolutions enacted by it. The balance is as follows:

32.4	Copel DIS anual tariff adjustment

ANEEL approved the result of Copel DIS's Annual Tariff Adjustment through Homologatory Resolution No. 2,704, dated June 23, 2020, authorizing average adjustment of 0.41 (3.41% in 2019) applied to consumers and whose application occurred in full to tariffs as from June 24, 2020.

The tariff recomposition includes: 0.79% resulting from the update of Parcel B (operating costs, depreciation and remuneration); 7.82% related to the updating of Parcel A (energy, transmission, charges and sunk revenue); 1.81% related to the inclusion of financial components; and -10,01% that reflect the withdrawal of financial components from the previous tariff process.

There was a reduction for the categories of customers: residential, 0.95%; commerce and services at low voltage, of 0.83%; and for public lighting, 0.93%. High voltage customers had an average increase of 1.13%.

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33.	Operating Costs and Expense

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	03.31.2021
Electricity purchased for resale (33.1)	(1,686,296)	-	-	-	(1,686,296)
Charge of the main distribution and transmission grid	(560,282)	-	-	-	(560,282)
Personnel and management (33.2)	(209,442)	(3,215)	(96,593)	-	(309,250)
Pension and healthcare plans (Note 24.3)	(42,202)	(414)	(19,222)	-	(61,838)
Materials and supplies	(15,107)	(6)	(1,559)	-	(16,672)
Materials and supplies for power electricity	(320,162)	-	-	-	(320,162)
Natural gas and supplies for gas business	(95,008)	-	-	-	(95,008)
Third-party services (33.3)	(123,274)	(1,258)	(42,549)	-	(167,081)
Depreciation and amortization	(240,448)	(1)	(12,689)	(3,838)	(256,976)
Credit losses, provisions and reversals (33.4)	1,394	(41,891)	-	(34,367)	(74,864)
Construction cost (33.5)	(373,372)	-	-	-	(373,372)
Other operating costs and expenses, net (33.6)	(58,978)	(2,665)	(25,378)	(17,485)	(104,506)
	(3,723,177)	**(49,450)**	**(197,990)**	**(55,690)**	**(4,026,307)**

Consolidated	Operational costs	Selling expenses	General and administrative expenses	Other operating expenses, net	Restated 03.31.2020
Electricity purchased for resale (33.1)	(1,496,751)	-	-	-	(1,496,751)
Charge of the main distribution and transmission grid	(310,364)	-	-	-	(310,364)
Personnel and management (33.2)	(199,570)	(2,871)	(76,696)	-	(279,137)
Pension and healthcare plans (Note 24.3)	(41,160)	(427)	(16,077)	-	(57,664)
Materials and supplies	(20,262)	(12)	(1,706)	-	(21,980)
Materials and supplies for power electricity	(130,471)	-	-	-	(130,471)
Natural gas and supplies for gas business	(101,828)	-	-	-	(101,828)
Third-party services (33.3)	(95,653)	(1,356)	(39,108)	-	(136,117)
Depreciation and amortization	(235,592)	(1)	(10,480)	(3,837)	(249,910)
Credit losses, provisions and reversals (33.4)	(40,124)	(38,968)	-	(50,510)	(129,602)
Construction cost (33.5)	(240,204)	-	-	-	(240,204)
Other operating costs and expenses, net (33.6)	(38,510)	(4,980)	(23,803)	(21,350)	(88,643)
	(2,950,489)	**(48,615)**	**(167,870)**	**(75,697)**	**(3,242,671)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	03.31.2021
Personnel and management (33.2)	(5,780)	-	(5,780)
Pension and healthcare plans (Note 24.3)	(707)	-	(707)
Materials and supplies	(130)	-	(130)
Third party services	(6,345)	-	(6,345)
Depreciation and amortization	(267)	(280)	(547)
Credit losses, provisions and reversals (33.4)	-	(11,653)	(11,653)
Other operating income (expenses)	(3,719)	(1,863)	(5,582)
	(16,948)	**(13,796)**	**(30,744)**

Parent company	General and administrative expenses	Other operacional income (expenses), net	03.31.2020
Personnel and management (33.2)	(3,886)	-	(3,886)
Pension and healthcare plans (Note 24.3)	(661)	-	(661)
Materials and supplies	(299)	-	(299)
Third party services	(8,197)	-	(8,197)
Depreciation and amortization	(160)	(280)	(440)
Credit losses, provisions and reversals (33.4)	-	(3,341)	(3,341)
Other operating income (expenses)	(6,078)	(4,525)	(10,603)
	(19,281)	**(8,146)**	**(27,427)**

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33.1	Electricity purchased for resale

33.2	Personnel and management

33.3	Third party services

33.4	Credit losses, provisions and reversals

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(a) The variation in provisions for legal claims occurred due to the review of the assessment of the Company's legal advisors, mainly in civil claims. The details of the actions are shown in Note 30.

33.5	Construction costs

33.6	Other operating costs and expenses, net

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34.	Financial Results

35.	Operating Segments

Operating segments are business activities that generate revenues and incur expenses, whose operating results are regularly reviewed by the executive boards of the Company and subsidiaries and by key strategic decision-makers responsible for allocating funds and assessing performance.

35.1	Products and services from which the reportable segments have their revenues generated

The Company operates in reportable segments identified by Management, through the chief officers of each business area, taking into consideration the regulatory environments, the strategic business units and the different products and services. These segments are managed separately, since each business and each company require different technologies and strategies.

Until March 31, 2021, all sales have been to customers within the Brazilian territory, in addition, all noncurrent assets are also located in the national territory. The Company did not identify any customer who individually accounts for more than 10% of their total net revenue until March 31, 2021.

The Company evaluates the performance of each segment, based on information derived from the accounting records. The accounting policies of the operating segments are the same as those described in Note 4 of the financial statements at December 31, 2020.

35.2	Company’s reportable segments

The reportable segments of the Company, in accordance with CPC 22 / IFRS 8, are:

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Power generation and transmission (GET) - its attribution is to produce electricity from hydraulic, wind, and thermal projects (GER) and to provide services of transmission and transformation of electric power, being responsible for the construction, operation and maintenance of substations, as well for the energy transmission lines (TRA); for managers, the assets and liabilities of the generation and transmission segments are shown on an aggregate basis while their result is presented separately;

Power distribution (DIS) - its attribution is to provide public electricity distribution services, being responsible for the operation and maintenance of the distribution infrastructure, as well as providing related services;

Telecommunications (TEL) - its attribution is to provide telecommunications and general communication services. The segment will be discontinued after the completion of the divestment process of Copel Telecomunicações, detailed in Note 41;

GAS - its attribution is to provide public service of piped natural gas distribution;

Power sale (COM) - its attribution is to trade energy and related services;

Holding Company (HOL) - its attribution is to participate in other companies.

35.3	Assets by reportable segment

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35.4	Statement of income by reportable segment

35.5	Additions to noncurrent assets by reportable segment

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36.	Financial Instruments
36.1	Categories and determination of fair value of financial instruments

Determining fair values

a)	Equivalent to their respective carrying values due to their nature and terms of realization.
b)	Fair value is calculated based on information made available by the financial agents and the market values of the bonds issued by the Brazilian government
c)	The criteria are disclosed in Note 4.4 to the financial statements at December 31, 2020.
d)	The fair values of generation assets approximate their carrying amounts, according to Note 4.4 to the financial statements at December 31, 2020.

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e)	The fair values of assets and liabilities are equivalent to their carrying amounts according to Note 4.15 to the financial statements at December 31, 2020.
f)	Investments in other companies, stated at fair value, which is calculated according to the price quotations published in an active market, for assets classified as level 1 and determined in view of the comparative assessment model for assets classified as level 2.
g)	The cost of the last borrowing taken out by the Company, 135% of CDI, is used as a basic assumption for discount of the expected payment flows.
h)	The Company based its calculation on the comparison with a long-term and post-fixed National Treasury Bond (NTN-B) maturing on August 15, 2026, which yields approximately 3.51% p.y. plus the IPCA inflation index.
i)	Receivables related to the concession agreement for providing electricity generation services under quota arrangements, having their fair value calculated by expected cash inflows, discounted at the rate established by ANEEL auction notice 12/2015 (9.04%).
j)	Calculated from the Unit Price quotation (PU) for March 31, 2021, obtained from the Brazilian Association of Financial and Capital Markets (ANBIMA), net of unamortized financial cost.
k)	Actual net discount rate of 8.64% p.y., in line with the Company's estimated rate for long-term projects.
36.2	Financial risk management

The Company's business activities are exposed to the following risks arising from financial instruments:

36.2.1	Credit risk

Credit risk is the risk of the Company incurring losses due to a customer or counterparty in a financial instrument, resulting from failure in complying with their contractual obligations.

a)	The Company manages the credit risk of its assets in accordance with the Management’s policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

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b)	The risk arises from the possibility that the Company might incur losses resulting from difficulties to receive its billings to customers. This risk is directly related to internal and external factors to Copel. To mitigate this type of risk, the Company manages its accounts receivable, detecting the classes of consumers most likely to default, implementing specific collection policies and suspending the supply and/or recording of energy and the provision of service, as established in contract and regulatory standards.
c)	Management believes this credit risk is low because repayments are secured by resources from dividends.
d)	Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, corresponding to the costs not recovered through the tariff.
e)	Management considers the risk of this credit to be reduced, since the agreements signed guarantee the unconditional right to receive cash at the end of the concession to be paid by the Concession Grantor, referring to investments in infrastructure not recovered through the tariff.
f)	Management considers the risk of such credit to be low, as the contract for the sale of energy by quotas guarantees the receipt of an Annual Generation Revenue - RAG, which includes the annual amortization of this amount during the concession term.
g)	For the generation concession assets, ANEEL published Normative Resolution 596/2013, which deals with the definition of criteria for calculating the New replacement value (Valor novo de reposição – VNR), for the purposes of indemnification. Management's expectation of indemnification for these assets supports recoverability of the balances recorded.
h)	This risk arises from the possibility that the Company might incur losses resulting from the volatility on the stock market. This type of risk involves external factors and has been managed through periodic assessment of the variations occurred in the market.
36.2.2	Liquidity risk

The Company's liquidity risk consists of the possibility of having insufficient funds, cash or other financial assets, to settle obligations on their scheduled maturity dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied to secure ongoing control over financial processes to ensure proper management of risks.

Investments are financed by incurring medium and long-term debt with financial institutions and capital markets.

Short, medium and long-term business projections are made and submitted to Management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

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The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while concurrently keeping minimum cash levels.

The following table shows the expected undiscounted settlement amounts in each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed in the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and for the next 3 years. As from 2025, 2024 indicators are repeated on an unaltered basis throughout the forecast period.

As disclosed in Notes 22.5 and 23.3, the Company have loans and financing agreements and debentures with covenants that if breached may have their payment accelerated.

36.2.3	Market risk

Market risk is the risk that the fair value or the future cash flows of a financial instrument shall oscillate due to changes in market prices, such as currency rates, interest rates and stock price. The purpose of managing this risk is to control exposures within acceptable limits, while optimizing return.

a)	Foreign currency risk (US Dollar)

This risk comprises the possibility of losses due to fluctuations in foreign exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company's foreign currency indebtedness is not significant, and it is not exposed to foreign exchange derivatives. The Company monitors all relevant foreign exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is transferred to customers in Copel DIS's next tariff adjustment.

The exchange rate risk posed by the purchase of gas arises from the possibility of Compagás reporting losses on the fluctuations in foreign exchange rates, increasing the amount in Reais of the accounts payable related to the gas acquired from Petrobras. This risk is mitigated by the monitoring and transfer of the price fluctuation through tariff, when possible. The Company monitors these fluctuations on an ongoing basis.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the US dollar on its loans and financing subject to currency risk.

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The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these interim financial information and the probable scenario assumes a variation in the foreign exchange rate - prevailing at the end of the period (R$/US$ 5.40) based on the median market expectation for 2021 according to the Focus Report of April 23, 2021, issued by the Central Bank of Brazil. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

b)	Foreign exchange risk - euro

This risk arises from the possibility of loss due to fluctuations in exchange rates affecting fair value of Non-Deliverable Forward (NDF) transactions. These derivatives were contracted considering that in the supply contracts for wind turbines of companies in the Jandaíra wind complex, controlled by Copel GeT, disbursement installments in Euro are foreseen. Sporadic gains and losses are recognized in the Company's statement of income.

Based on the notional amount of 15,5 million euros outstanding at the date of these interim financial information, the fair value was estimated by the difference between the amounts contracted under the respective terms and the forward currency quotations (B3 reference rates), discounted to present value at the fixed rate. The active balance recorded is shown in Note 12.

Sensitivity analysis of operations with derivative financial instruments

The Company developed a sensitivity analysis in order to measure the impact from exposure to fluctuation in exchange rate to Euro (€).

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For the base scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the balances updated with the future currency quotations (B3 reference rates of April 29, 2021) were considered and adjusted to present value by the pre-tax rate. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall in future quotes applied on the probable scenario, as a result of extraordinary events that may affect the economic scenario.

c)	Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial income or financial expenses or increase the financial expenses related to the assets and liabilities raised in the market.

The Company has not entered into derivative contracts to cover this risk but has been continuously monitoring interest rates and market indexes in order to observe any need for contracting.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The valuation of the financial instruments considers the possible effects on profit and loss and equity of the risks evaluated by the Company's Management on the reporting date for the financial instruments, as recommended by CPC 40 (R1) / IFRS 7 - Financial Instruments: Disclosure. Based on the equity position and the notional value of the financial instruments outstanding at the date of these interim financial information, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

The baseline scenario takes into account the existing balances on the date of these interim financial information and the probable scenario assumes balances reflecting varying indicators (CDI/Selic - 5,50%, IPCA - 5,01%, IGP-DI - 13,17%, IGP-M - 13,15% and TJLP - 6,01%) estimated as market average projections for 2021 according to the Focus Report of April 23, 2021, issued by the Central Bank of Brazil, except IGP-DI and TJLP that considers the Company's internal projection. Additionally, the Company continues to monitor scenarios 1 and 2, which consider a deterioration of 25% and 50%, respectively, in the main risk factor of the financial instrument in relation to the level used in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

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36.2.4	Electricity shortage risk

Approximately 64% of installed capacity in Brazil currently comes from hydroelectric generation, as informed by the Generation Information Bank of ANEEL, which makes Brazil and the geographic region in which we operate subject to unpredictable hydrological conditions, due to non-cyclical deviations of mean precipitation. Unsatisfactory hydrological conditions may cause, among other things, the implementation of comprehensive programs of electricity savings, such as rationalization or even a mandatory reduction of consumption, which is the case of rationing.

In the year 2020, the South Brazilian region suffered a severe hydrological crisis, which required the Southeast and Midwest Brazilian regions to send a significant amount of energy to assist in the energy supply of the South. The situation was reversed in the beginning of 2021 with the increase of flows in the region, which mitigates the risk of electricity shortage in the system.

The Electric Sector Monitoring Committee (CMSE) has maintained the energy deficit risk indicators within the safety margin in short-term projections, by authorizing the dispatch of thermal generation outside the order of merit of cost by ONS, which for in turn, it has dispatched the amounts necessary for a safe operation to the National Interconnected System.

Although dam storage levels are not ideal, from the standpoint of the bodies responsible for planning the operation of the system, when combined with other variables, such as affluent flows, wind and solar generation, they are sufficient to keep the risk of deficit within the safety margin established by the National Energy Policy Council (CNPE) in all subsystems (maximum risk of 5%).

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36.2.5	Risk of GSF impacts

The Energy Reallocation Mechanism (Mecanismo de Realocação de Energia - MRE, in Portuguese) is a system of redistribution of electric power generated, characteristic of the Brazilian electric sector, which has its existence by the understanding, at the time, that there is a need for a centralized operation associated with a centrally calculated optimal price known as PLD. Since generators have no control over their production, each plant receives a certain amount of virtual energy which can be compromised through contracts. This value, which enables the registration of bilateral contracts, is known as Physical Guarantee (Garantia Física - GF, in Portuguese) and is also calculated centrally. Unlike PLD, which is calculated on a weekly basis, GF, as required by Law, is recalculated every five years, with a limit of increase or decrease, restricted to 5% by revision or 10% in the concession period.

The contracts need to have an energy physical guarantee basis. This is done, especially, through the allocation of power generated received from the MRE or purchase. The GSF is the ratio of the entire hydroelectric generation of the MRE participants to the GF sum of all the MRE plants. Basically, the GSF is used to calculate how much each plant will receive from generation to back up its GF. Thus, knowing the GSF of a given month the company will be able to know if it will need to back up its contracts through purchases.

Whenever GSF multiplied by GF is less than the sum of contracts, the company will need to buy the difference in the spot market. However, whenever GSF multiplied by GF is greater than the total contracts, the company will receive the difference to the PLD.

The low inflows that have been recorded since 2014, as well as problems with delays in the expansion of the transmission system have resulted in low GSF values, resulting in heavy losses for the companies holding MRE participating hydroelectric projects.

For plants with contracts in the Free Contracting Environment - ACL, the main way to manage the low GSF risk is not to compromise the entire GF with contracts, approach currently adopted by the Company.

For the contracts in the ACR, Law 13,203/2015 allowed the generators to contract insurance for electricity demand (load), by means of payment of a risk premium. Copel adopted this approach to protect contracts related to energy generated by the Mauá, Santa Clara, Fundão, Baixo Iguaçu and Colíder Thermoelectric Plants and Cavernoso II Small HPP.

For the distribution segment, the effects of the GSF are perceived in the costs associated with quotas of Itaipu, of Angra and the plants whose concessions were renewed in accordance with Law 12,783/2013, as well as in the costs of the contracts for power availability with thermoelectric plants. This is a financial risk, since there is guarantee of neutrality of expenses with energy purchases through a tariff transfer.

36.2.6	Risk of non-renewal of concessions - generation and transmission

The extension of energy generation and transmission concessions, achieved by Law No. 9,074/1995, is regulated by Law No. 12,783/2013, which was amended by Law No. 14,052/2020, regarding the deadline for requesting an extension of concessions.

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According to the new law, the concession operator should request extension of concession at least 36 months before the final contract date or after granting of concessions to hydroelectric power generation and electric power transmission and distribution plants, and of up to 24 months for thermoelectric plants. The Concession Grantor may advance effects of extension by up to 60 months counted as of contract or grant date and may also define initial tariff or revenue, which includes the definition of the tariff or initial revenues for the generation and transmission ventures (RAG - Annual Generation Revenue and RAP - Permitted Annual Revenue, respectively).

Concessions for hydroelectric power generation and electric power transmission may be extended, at the discretion of the granting authority, only once, for a period of up to 30 years. Thermoelectric power generation concessions have an extension term limited to 20 years.

In 2019, Decree No. 10,135/2019 was published, which regulated the granting of concession contracts in the electricity sector associated with privatization through sale of control by holder of a public service concession for electricity generation, having as one of the conditioning factors the alteration of the exploration regime to Independent Power Producer (IPP). According to the Decree, the manifestation of sale of the concession must take place within up to 42 months from the date of the related formal agreement, and any sale must take place within up to 18 months from the concession end date. If sale of control of the venture does not occur within the specified period, the plant must be subject to auction by the granting authority and the same concessionaire can participate in the auction, if it meets the qualification conditions.

Copel has 6 plants whose concession ends in the next 5 years.

For HPP Governador Bento Munhoz da Rocha Netto (HPP GBM) (1,676 MW), whose concession will end in 2023, the Company has not expressed any interest in extending the concession, as internal studies have shown that the extension through early change of the exploration regime would be economically and financially disadvantageous in relation to exploration of the plant under the current regime until concession end. On March 3, 2020, Copel GeT transferred the concession of HPP GBM to subsidiary F.D.A. Geração de Energia Elétrica S.A. with the purpose of, if the studies carried out by Copel GeT point to the advantage of the operation, divesting the control of this concessionaire and, thus, allow a new concession grant for 30 years.

With respect to HPP São Jorge, whose concession ends in 2024, Copel did not express interest in the renewal and intends, at the end of the concession, to request ANEEL to convert the granting of concession into granting of registration.

Regarding the Figueira HPP concession, expired in March 2019, the Company awaits the conclusion of the related ANEEL and MME procedural steps to execute any amendment to the Concession Agreement. The plant is undergoing a modernization process and will have as direct benefits the improvement in energy efficiency and the reduction of pollutant emissions in the atmosphere, in comparison with the old plant.

According to the new law, the Company may express its intention to extend the concession of the Apucaraninha HPP until October 2022, and the Guaricana and Chaminé HPPs until August, 2023. If the Company does not express an interest in the extension of the current regime at its final term, be granted to the Company in the condition of registration, and the other concessions, at their final term, must be returned to the Concession Grantor.

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Copel GeT has no transmission concession to expire in the next ten years.

36.2.7	Risk on non-renewal of concessions – distributions of electricity

The fifth amendment to Copel DIS's concession contract No. 46/1999 imposes economic and financial efficiency covenants and indicators that consider the duration and frequency of service interruptions (DECi and FECi). Failure to comply with the conditions will result in termination of the concession (clause eighteen, subclause one), with due regard for the provisions of the contract, particularly the right to full defense and adversary system.

Indicators and penalties

Targets defined for Copel Distribuição in the first five years after extension of the concession agreement

36.2.8	Risk of non-extension of the gas distribution concession

In the event of termination of the concession at the end of the contractual term, Compagás will be entitled to compensation for investments made in the last 10 years prior to the end of the concession at their depreciated replacement value, according to the contractual clause.

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36.2.9	Risk of overcontracting and undercontracting of electricity

Under the current regulatory model, the agreement for purchase of electric power by distributors is regulated by Law 10,484/2014 and Decree 5,163/2004, which determine that the purchase of energy must be in the volume necessary to serve 100% of the distributor's market.

The difference between the costs remunerated by the tariff and those actually incurred in the power purchases are fully passed on to captive consumers, as long as the distributor presents a contracting level between 100% and 105% of its market. However, if distributors determine contracting levels lower or higher than the regulatory limits, there is the assurance of neutrality if it is identified that such violation derives from extraordinary and unforeseen events that are not manageable by the buyer.

In the last years, the distribution segment has been exposed to a general overcontracting scenario, as most companies determined contracting levels higher than 105%. Considering that several factors that have contributed to this situation are extraordinary and unavoidable by the distributors, such as the involuntary allocation of physical guarantee quotas and the broad migration of consumers to the free market and more recently, in 2020, the effects on the market of the governmental measures of social isolation implemented in the fight against the pandemic of the coronavirus Sars-CoV-2 (Covid-19), which caused a significant retraction in the market of distribution concessionaires, ANEEL and MME implemented a series of measures aiming at the mitigation of overcontracting.

In relation to the contracting of 2021, the scenarios of supply and demand indicate the occurrence of contracting within the regulatory limits by Copel DIS. In this sense, it is considered that the Company should maintain the guarantee of neutrality in the purchase of energy preserved and, in the event of an eventual over contracting arising from events beyond the management of the distributor, such as the mass migration of consumers to the free market, for example, it will make efforts to adjust the level of contracting and work with Aneel so that these adversities are recognized as involuntary.

36.2.10	Gas shortage risk

The natural gas market in Paraná is composed of Compagás consumers (non-thermal market) and the Araucária Thermoelectric Plant (UEG Araucária). This market, at the moment, is supplied by contracts with Petrobras that uses the transportation infrastructure of the Brazil-Bolivia gas pipeline (Gasbol). Compagás, which has a contract for the supply of natural gas from Bolivia until December 2023, made a public bidding with the objective of receiving proposals for the supply of natural gas to meet the part of the demand that will be uncontracted from January 2022. The deadline for responses ended on April 30, 2021. UEG Araucária, on the other hand, negotiates short-term natural gas contracts for not having electricity generated contracted in the regulated environment.

In the current situation of the natural gas sector in Brazil, the New Gas Market program is coordinated by the Ministry of Mines and Energy together with the Civil House of the Presidency of the Republic, the Ministry of Economy, the Administrative Council for Economic Defense, the National Petroleum Agency and the Energy Research Company - EPE, whose purpose is to open the natural gas market in order to make it dynamic, competitive, integrated with the electric and industrial sector, with an improved regulation.

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Within the scope of the New Gas Market, the offer of natural gas already demonstrates growth and diversification, having as alternatives the import of gas from Bolivia, import of liquefied natural gas (LNG) that has a large world offer, use of natural gas from onshore basins and greater use of natural gas from the pre-salt which has large volumes to be extracted.

In relation to the transportation network, the changes in regulation to allow access to new agents, the public call of TBG (Gasbol transporter) that establishes a new capacity contracting regime in the gas pipeline and the Gas Pipeline Indicative Plan (PIG) coordinated by EPE, give a vision of better structuring of the sector and adequate planning to meet current and future demands, even though investments are needed for the latter.

Additionally, the new gas law, Law No. 14,134/2021, which replaces Law No. 11,909/2009, was signed, representing another important step in opening the Brazilian gas market, in order to make it more competitive and with greater potential expansion, in view of the fact that brings agility to the authorization, implantation and expansion of new ventures, as well as the possibility of third party access to existing infrastructures.

A possible shortage in gas supply could result in losses to Copel due to a reduction in revenue from the natural gas distribution service provided by Compagás, as well as any penalty resulting from non-compliance with the obligations contained in the concession contract. In addition, in this scenario, UEG Araucária would probably be kept out of operation. However, this risk is considered low in view of the situation of the New Gas Market and the Law No. 14,134/2021.

36.2.11	Risk of non-performance of windfarms

The power generation purchase and sale contracts for wind power are subject to performance clauses, which provide for a minimum annual and four-year generation of the physical guarantee committed in the auction. Ventures are subject to climatic factors associated with wind velocity uncertainties. Non-compliance with what is stated in the agreement may jeopardize future revenues of the Company. The consolidated balance recorded in liabilities referring to the non-performance is demonstrated in note 29.

36.2.12	Risk related to price of power purchase and sale transactions

The Company operates in the electricity purchase and sale market with the objective of achieving results with variations in the price of electricity, respecting the risk limits pre-established by Management. This activity, therefore, exposes the Company to the risk of future electricity prices.

Future electricity purchase and sale transactions are recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of operations on the balance sheet date.

Based on the notional amounts of R$6,213,475 for electricity purchase contracts and R$6,837,991 for electricity sales contracts, outstanding at the date of these interim financial information, the fair value was estimated using the prices defined internally by the Company, which represented the best estimate of the future market price. The discount rate used is based on the NTN-B rate of return disclosed by ANBIMA, adjusted for credit risk and additional project risk.

The balances referring to these outstanding transactions at the date of these interim financial information are shown below.

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Sensitivity analysis on the power purchase and sale transactions

The Company developed a sensitivity analysis in order to measure the impact of changes in future prices. For the base scenario, the accounting balances recorded on the date of these interim financial information were considered and for the probable scenario, the balances updated with the market price curve and NTN-B rate of April 29, 2021 were considered. Additionally, the Company continues to monitor scenarios 1 and 2, which consider the 25% and 50% rise or fall applied to future prices considered in the probable scenario, as a result of extraordinary events that may affect the economic scenario.

36.2.13	Counterparty risk in the energy market

Since free energy market still does not have a counterparty acting as guarantor of all agreements (clearing house), there is a bilateral risk of default. Thus, the Company is exposed to the risk of failure in the supply of energy contracted by the seller. In the event of such failure, the Company must buy energy at the spot market price, being further subject to regulatory penalties and loss of amounts paid.

The Company follows a policy that establishes limits for possible operations with each counterparty, after analyzing its credit worthiness, maturity and history.

In addition, even if our policy is more restrictive and the counterparties present good financial condition, the Company is exposed to systemic events in which the default of one agent ends up affecting other energy trading companies in a "domino effect" until reaching the Company's counterparties.

36.3	Capital management

The Company seeks to keep a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. Management also strives to maintain a balance between the highest possible returns with more adequate levels of borrowings and the advantages and the assurance afforded by a healthy capital position. Thus, it maximizes the return for all stakeholders in its operations, optimizing the balance of debts and equity.

The Company monitors capital by using an index represented by adjusted consolidated net debt divided by adjusted consolidated EBITDA (Earnings before interest, taxes, depreciation and amortization), for the last twelve months. The corporate limit established in the debt indentures provides for maintenance of ratio below 3.5 while any expectation of failing to meet this target will prompt Management to take steps to correct its course by the end of each reporting period.

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36.3.1	Debt to equity ratio:

37.	Related Party Transactions

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a)	The Luz Fraterna Program created under Law 491/2013 and 17,639/2013 establishes the payment of electricity consumption to benefit low-income families, residing in the State of Paraná, whose properties - consumer units - are used exclusively for residential purposes, whether in urban or rural areas, and fulfill the requirements established in articles 3 and 4 of this law.

In March 2018, the amount of R$159,274 was settled. The principal interest, fine and monetary restatement totaled R$158,849. For these charges on electricity bills for the period of September 2010 to June 2015, a lawsuit was filed against the State of Paraná on November 5, 2018, relating to the payment of invoices pursuant to State Law 14,087/2003. We highlight that despite the negotiations maintained by Management, seeking to settle this debt, uncertainties still exist regarding the realization of this asset and therefore, this asset was not recognized, therefore, in accordance with the current accounting standards. For the tax treatment, as determined by the Federal Revenue of Brazil in the Normative Instruction 1,753/2017, the Company has taxed this revenue.

Management further emphasizes that it is making all necessary efforts and taking all necessary measures to preserve the Company's interests.

The Tarifa Rural Noturna Program, regulated by Decree 1,288/2019, provides for the payment to Copel Distribuição, by the State Government, of the amount corresponding to 60% of the active electricity tariff and of the charges resulting from this service, including the additional tariff flag, owned by the beneficiary consumers, included in the denominated night period consumption, as specified in the decree..

The Morar Bem Paraná Program, established by Decree 2,845/2011, is an agreement between the Paraná State Government, the Companhia de Habitação do Paraná - Cohapar and Copel DIS, which is managed by Cohapar. Copel's main assignment in this agreement is the construction of electricity distribution networks and service entrances for consumer units of housing estates.

b)	Reimbursement of wages and social charges for employees transferred to the Paraná State Government. Balances presented are net of expected credit loss.
c)	Revenue of Copel TEL from telecommunications services and lease of equipment and infrastructure. The balances presented are net of expected credit losses.
d)	The Sistema Meteorológico do Paraná - Simepar is a supplementary unit of the Independent Social Service Paraná Technology, linked to the State Department of Science, Technology and Higher Education. Simepar has contracts with Copel for services of weather forecast, meteorological reports, ampacity analysis, mapping and analyses of winds and atmospheric discharges.
e)	BNDES is the parent company of BNDES Participações S.A. - BNDESPAR, which owns Copel shares (Note 31.1). On December 22, 2018, the shareholder agreement between the State of Paraná and BNDESPAR, signed on December 22, 1998, was ended.
f)	BNDES and BNDESPAR acquired all the debentures issued by the subsidiaries Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV and Ventos de Santo Uriel.
g)	Basic sanitation provided by Sanepar.

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h)	Operation and maintenance services agreement provided by Copel GeT, maturing on May 9, 2021. Transmission System Connection Agreement - CCT executed by Copel DIS, expiring by the end of the concession agreement of the distribution or transmission company, whichever takes place first.
i)	Charges for use of the transmission system due by Copel GeT, UEG Araucária and wind farms.
j)	Copel DIS maintains a Contract for the Use of Transmission System (Cust) with ONS and power transmission concession operators whose subject matter is the contracting of Transmission System Use Amount (Must). Contracting is permanent and is regulated by ANEEL Normative Resolution 666/2015. Amounts are defined for four subsequent years, with annual reviews.
k)	Agreements entered by Copel GeT: for operation and maintenance services, maturing on February 1, 2023, rendering of owner's engineering services, advisory and consulting services, expired on November 2020, and facility sharing, maturing on January 1, 2043.
l)	Connection to the transmission system contracts entered by Copel GeT, Costa Oeste and Marumbi, maturing on August 17, 2031 until July 21, 2048. Power purchase and sale agreement made by Copel GeT, maturing on March 31, 2025.
m)	Contracts entered into by Copel GeT: for operation and maintenance, maturing on May 23, 2025, and connection to the transmission system, maturing on January 1, 2043.
n)	The Institute of Technology for Development (Lactec) is a Public Interest Civil Society Organization (OSCIP), in which Copel is an associate. Lactec has service and R&D contracts with Copel GeT, UEGA and Copel DIS, which are subject to prior or later control and approval by ANEEL. Copel COM provides services and sells energy to the institute.
o)	Energy sale agreement signed between Copel COM and the Paraná Institute of Technology (Tecpar), a public company of the State Government that supports innovation and economic and social development in Paraná and Brazil.
p)	Service agreements entered into with the Paraná Information Technology Company (Celepar), a mixed capital company that is part of the indirect administration of the State Government.

The relevant transactions with related parties are shown above. Transactions arising from operations in a regulated environment are billed according to the criteria and definitions established by the regulatory agents and other transactions are recorded according to the market prices practiced by the Company.

Copel's direct and indirect subsidiaries have short and long-term energy purchase and sale agreements entered into with each other, carried out in accordance with the criteria and definitions of the regulated environment. Both the balances of the transactions and of the commitments are eliminated between themselves when preparing the consolidated financial statements of the Company.

In addition, Copel GeT and Copel COM have energy purchase commitments with their affiliates, Dona Francisca and Foz do Chopim, in the amount of R$78,052, and energy sale commitments signed with agencies and / or entities related to the Paraná State Government, totaling R$36,214.

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37.1	Guarantees awarded to related parties

Sureties and guarantees granted by Copel to its subsidiaries for financing and debentures are informed in Notes 22 and 23.

Copel provided financial guarantees, in the form of corporate guarantee letter, for power purchase and transport agreements made by Copel GeT and its subsidiaries, in the total amount of R$4,307 (R$4,307 at December 31, 2020) and made by Copel Mercado Livre, in the amount of R$164,020 (R$112,069 at December 31, 2020).

Sureties and guarantees granted by Copel and Copel GeT for financing, debentures and insurance contracts of joint ventures are shown below:

38.	Commitments

The main commitments related to long-term contracts not yet incurred, and therefore not recognized in these interim financial information, are as follows:

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39.	Insurance.......

The specification by risk modality and effective date of the main insurance policies can be seen below:

In addition to the insurance policies listed above, the Company take out other insurance policies with lower values, such as: Directors and Officers liability (D&O), general civil liability, court award payment guarantee, sundry perils, national and international transportation, life, aircraft and vehicles. The guarantee insurance taken out by the subsidiaries, joint ventures and associates have Copel and/or Copel GeT as guarantor, within the limits of their share of interest in each project.

40.	Additional information to the Statement of Cash Flows
40.1	Transactions not involving cash

Among the transactions carried out in the line item Contract assets, specified in Notes 11.1 and 11.2, the acquisitions totaled R$369,648 (R$218,580 on March 31, 2020). Of this amount, R$110,693 (R$73,308 on March 31, 2020) represent the amount of purchases made in installments and not settled through the end of the reporting period.

According to information in Note 18.2, property, plant and equipment acquisitions totaled R$66,357 (R$62,186 on March 31, 2020). Of this amount, R$10,611 (R$9,073 on March 31, 2020) represent the amount of purchases made in installments and not settled through the end of the reporting period.

As described in Note 28.1, the additions and remeasurement adjustment occurred in right-of-use assets totaled R$85,488 (R$18,318 on March 31, 2020), which were recognized matched against lease liabilities.

The mentioned transactions did not involve cash and, for this reason, are not being presented in the statement of cash flows.

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41.	Assets held for sale and discontinued operations

On July 15, 2020, through Relevant Event 07/2020, Copel communicated the approval of the divestment of 100% of the interest in Copel Telecomunicações by the Board of Directors. On this occasion, the beginning of the external phase was also approved, which included: (i) the opening of a Virtual Data-Room (“VDR”) with detailed information on the divestment; (ii) sending Paraná State Court of Auditors - TCE-PR the complete file for analysis; and (iii) the scheduling and holding of a virtual public hearing on the divestment, to be operated jointly with B3 SA - Brasil, Bolsa, Balcão.

On September 16, 2020, Relevant Event 10/2020 announced that the Company's Board of Directors authorized the publication of the Copel Telecomunicações Divestment Auction Notice with the minimum divestment price of R$1,401,090 for Equity Value. On this date, Management understood that the criteria determined by CPC 31/ IFRS 5 were met to classify the asset as held for sale and for the disclosure of a discontinued operation.

On November 9, 2020, there was a public auction session related to the sale of 100% of the shares issued by Copel Telecomunicações owned by the Company. The Bordeaux Investment Fund in Multi-Strategic Participations was declared the winner of the event, after presenting the highest offer, in the amount of R$2,395,000, representing a goodwill of 70.94% in relation to the minimum bid amount.

On January 14, 2021, the Share Purchase and Sale Agreement (CCVA) was signed with Bordeaux Participações S.A., a company belonging to Bordeaux Fundo de Investimento em Participações Multiestratégia, the winner of the auction. As disclosed in Material Fact 02/21, the conclusion of the disposal transaction is subject to compliance with the conditions defined in the Bid Notice and in the CCVA, which include, among others, the approvals of the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - CADE) and the National Telecommunications Agency (Agência Nacional de Telecomunicações - Anatel), these processes are in progress.

We highlight that during the studies for the sale of Copel Telecomunicações some assets were considered strategic for Copel Distribuição, Copel Geração e Transmissão, wholly owned subsidiaries of Copel, and some other administrative assets that will be maintained within Copel itself or other subsidiaries. In addition, in the divestment process, Management defined that all employees registered with Copel Telecom will be reallocated to other Copel subsidiaries. In view of these definitions, both the balances of assets that will be maintained in the Company and the total obligations with employees and managers, including post-employment benefit obligations and associated deferred taxes, were not reclassified to the asset accounts and associated liabilities were classified as held for sale.

The balances of other assets and liabilities that were reclassified, which are presented in a specific line in the balance sheet are presented below. In compliance with the accounting standard, balances are measured at book values, since they are less than fair values fewer selling expenses.

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Reclassified assets and liabilities are part of the telecommunications segment which, with the divestment of Copel Telecomunicações, will be discontinued at Copel.

In addition, the total of R$76,701 related to Copel Telecomunicações contingent liabilities was disregarded in Note 30.2.

The revenues, costs and expenses as well as the cash flow movement resulting from these reclassified assets and liabilities were presented in separate lines, as a discontinued operation, in the Statements of Income, Statements of Cash Flows and Statements of Added Value.

It should also be noted that as of October 1, 2020, the depreciation and amortization of assets that will be sold have ceased, after their reclassification to current assets, in the line item Assets held for sale, in compliance with what determines item 25 of CPC 31 / IFRS 5.

The amounts from discontinued operations are presented in the following tables:

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Statements of Income from discontinued operations	Parent Company 03.31.2021	Parent Company 03.31.2020	Consolidated 03.31.2021	Consolidated 03.31.2020
Net operating revenue	-	-	89,300	87,254
Operating costs	-	-	(11,809)	(46,902)
Gross profit	-	-	**77,491**	**40,352**
	-	-	-	-
Selling expenses	-	-	(2,204)	(6,298)
General and administrative expenses	-	-	(6,705)	(6,013)
Other operational income (expenses)	-	-	(1,926)	(7,144)
Equity in earnings of investees	34,051	9,910	-	-
	34,051	**9,910**	**(10,835)**	**(19,455)**
Profit (loss) before financial results and taxes	**34,051**	**9,910**	**66,656**	**20,897**
Financial results	-	-	(13,210)	(9,733)
Operating profit (loss)	**34,051**	**9,910**	**53,446**	**11,164**
Income tax and social contribution	-	-	(17,511)	(5,001)
Net income (loss)	34,051	9,910	35,935	6,163

Statements of Cash Flows from discontinued operations	Parent Company 03.31.2021	Parent Company 03.31.2020	Consolidated 03.31.2021	Consolidated 03.31.2020
Net income	34,051	9,910	35,935	6,163
Adjustments to reconcile net income	(34,051)	(9,910)	62,711	71,038
Changes in assets and liabilities	-	-	4,234	1,506
Taxes and charges paid	-	-	(13,031)	(15,832)
Cash flows from operational activities	**-**	**-**	**89,849**	**62,875**
Additions to property, plant and equipment and intangible	-	-	(23,474)	(22,471)
Cash flows from investment activities	**-**	**-**	**(23,474)**	**(22,471)**
Payment of loans and financing and lease	-	-	(754)	(2,377)
Cash flows from financing activities	**-**	**-**	**(754)**	**(2,377)**
Changes in cash and cash equivalents	**-**	**-**	**65,621**	**38,027**

Statements of Added Value from discontinued operations	Parent Company 03.31.2021	Parent Company 03.31.2020	Consolidated 03.31.2021	Consolidated 03.31.2020
Added value to distribute				
Income	-	-	140,481	134,427
(-) Supplies acquired from third parties	-	-	(34,073)	(39,164)
(-) Depreciation and amortization	-	-	-	(35,608)
(+) Transferred added value	34,051	9,910	7,620	7,674
	34,051	**9,910**	**114,028**	**67,329**
Distribution of Added Value				
Personnel	-	-	-	-
Government	-	-	57,169	44,740
Third Parties	-	-	20,435	16,426
Shareholders	34,051	9,910	36,424	6,163
	34,051	**9,910**	**114,028**	**67,329**

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42.	Subsequent events
42.1	Indemnities for the RBSE assets

On April 22, 2021, Aneel announced the rescheduling of payments of indemnities for the assets of the existing basic network - RBSE, not amortized or depreciated, from the transmission companies with contracts renewed in 2013, to reduce tariff pressures resulting from the effects of the coronavirus pandemic. Payments will occur over an eight-year period and gradually and will be lower in the 2021/2022 and 2022/2023 cycles.

Aneel considers the current tariff cycle (2020/2021) as the first year of reprogramming, which ends on June 30, 2021. In this cycle, R$8.3 billion will be paid to the transmission companies, equivalent to 16.45% of amortization. In the next cycle (2021/2022), a minimum payment level will be adopted, which does not increase the outstanding balance, but has zero amortization. In the 2022/2023 cycle, the debt amortization rate will be 3% and from the fourth to the eighth year (cycles 2023/2024 to 2027/2028) the value must be constant, with amortization rates of 16.11% per year and with cash flow stability.

According to Aneel, the ratified values will only have monetary updates based on the index established in the concession contract, and should not be included in the 2023 periodic review.

42.2	UNIT Program

On April 23, 2021, the Board of Directors approved the conversion of shares and the formation of share deposit certificates (“UNITs”) within the scope of the 1st Share Conversion and Share Deposit Certificate Formation Program. During the request period, the non-controlling shareholders requested the conversion of 362,580,947 common shares into class “B” preferred shares, the conversion of 139,520 class “A” preferred shares into class “B” preferred shares, the total conversion of 82,330,391 class “B” preferred shares into common shares; and the formation of 248,134,108 UNITs, at the central depository of assets. In addition, the State of Paraná, as the controlling shareholder, required the conversion of 115,969,784 common shares into class “B” preferred shares and the formation of 28,992,446 “UNITs”, in the book-entry environment. Consequently, after the conversions, the State maintains its participation of 31.1% in the total capital of the Company, being 5.3% in "UNITs".

Accordingly, the Board of Directors approved the ratification of the capital stock, fully subscribed and paid up, in the amount of R$10,800,000, which, after the conversion of shares, is now represented by 2,736,553,750 shares, with nominal value, being 1,054,090,460 common shares, 3,128,000 class “A” preferred shares, and 1,679,335,290 class “B” preferred shares; and the total formation of 277,126,554 “UNITs”.

The “UNITs” were credited to shareholders on April 26, 2021, the date on which they started to be effectively traded on the stock market of B3 S.A. - Brasil, Bolsa, Balcão under the code CPLE11.

42.3	Dividend payment

On April 30, 2021, dividends were paid to shareholders, totaling R$1,250,000. The remaining balance of the earnings approved at the General Meeting of April 29, 2021 will be credited to the shareholders until the end of the 2021 financial year.

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COMMENTS ON PERFORMANCE

for the quarter ended March 31, 2021

All amounts expressed in thousands of Brazilian reais

1	Distribution grid

Compact Grid - Copel Distribuição S.A. has been implementing compact grid in urban areas with a high degree of afforestation in the vicinity of the distribution grid. This technology avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of interruptions. At the end of March 2021, the extension of the compact grid installed was 14,720km (11,823km in March 2020), representing an increase of 2,897km in twelve months, a variation of 24.5%.

Isolated Secondary Grid - Copel Distribuição is also investing in isolated low voltage secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving the indicators Duração Equivalente de Interrupção por Unidade Consumidora - DEC (Equivalent Duration of Interruption per Consumer Unit) and e Frequência Equivalente de Interrupção por Unidade Consumidora – FEC (Equivalent Frequency of Interruption by Consumer Unit), hinder energy theft, improve environmental conditions, reduce pruning areas, increase safety, reduce voltage drop across the grid and increase the life of transformers by reducing the number short circuits in the network, among others. At the end of March 2021, the extension of the isolated secondary distribution grid installed was 20,035km (19,402km in March 2020), representing an increase of 633km in the last twelve months, a variation of 3.3%.

2	Energy Market

Market behavior - The power generation of Copel Geração e Transmissão SA and wind farms in the first 3 (three) months of 2021 was 5,410 GWh, against 2,475 GWh in the same period in 2020. This difference shows a recovery in the reservoir levels in relation to 2020, when a long period of drought hit the southern region of the country. The amount of energy purchased through CCEAR (auction) by Copel Distribuição was 2,983GWh (2,904GWh in the same period in 2020) and Itaipu was 1,340GWh (1,367GWh in the same period in 2020), as shown in flow to follow:

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Energy sale - The following table shows Copel's total energy sales:

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Wire market of Copel Distribuição (TUSD) Copel Distribuição's wire market, comprising the captive market, supplying concessionaires and permissionaires within the State of Paraná and the total number of free consumers in its concession area, presented 2.6% growth in energy consumption in the first 3 months of 2021. This result is mainly due to the recovery of economic activity in the first quarter of the year, in several areas. The industrial production of Paraná, for example, increased by 7.1% in the accumulated of the months of January and February 2021.

Mercado cativo da Copel Distribuição - The sale of energy to the captive market of Copel Distribuição totaled 5,051 GWh in the first 3 months of 2021, a reduction of 2.5%. The consumption by class of consumers is as follows:

- The residential class consumed 2,108 GWh in the first 3 months of 2021, a growth of 4.2% compared to the same period in 2020, reflecting the increase in average monthly consumption, mainly influenced by the measures of social isolation in as a result of the Covid-19 pandemic, which motivated people to stay in their homes. At the end of March 2021, the residential class represented 41.7% of consumption in the captive market, with 3,972,255 consumers.

- The industrial class consumed 560GWh in the first 3 months of 2021, a reduction of 6.0% in relation to the same period of the previous year, mainly reflecting the migration of customers to the free energy market. At the end of March 2021, the industrial class represented 11.1% of consumption in the captive market, with 71,020 consumers.

- The commercial class consumed 1,101GWh in the first 3 months of 2021, a reduction of 11.4% in relation to the same period of the previous year, reflecting the reduction in the level of economic activity after the beginning of Covid-19, whose consumption has not yet returned to pre-pandemic levels. At the end of March 2021, this class represented 21.8% of consumption in the captive market, with 415,231 consumers.

- The rural class consumed 689 GWh in the first 3 months of 2021, a reduction of 0.9% in relation to the same period of the previous year. At the end of March 2020, the class represented 13.6% of Copel's captive market consumption with 347,169 consumers.

- The other classes (public authorities, public lighting, public services and own consumption) totaled 593 GWh in the first 3 months of 2021, a decrease of 4.8% in relation to the same period of the previous year, mainly due to , the reduction in the “public powers” class, which was also motivated by the effects of the Covid-19 pandemic. Together, these classes represented 11.7% of consumption in the captive market, with 60,298 consumers.

Number of consumers - The number of final consumers (captives of Copel Distribuição and free consumers served by Copel GeT, Copel Comercialização and other suppliers within the concession area of Copel Distribuição) billed in March 2021 was 4,867,993 representing a growth of 2,7% over the same month of 2020.

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3	Management

Headcount

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4	Market Relations

From January to March 2021, the registered common shares (ON - CPLE3 code) and the preferred class B preferred shares (PNB - CPLE6 code) of Copel were present in 100% of the trading sessions of Brasil Bolsa Balcão (B3). Outstanding shares totaled 68.93% of the Company's capital. At the end of March 2021, Copel's market value, considering quotations from all markets, was R$17,822.9 million.

At B3, ON shares closed the period quoted at R$6.47 with a negative variation of 7.52%; PNB shares closed the period quoted at R$6.55 with a negative variation of 12.58%. In the same period, the IBOVESPA had a negative variation of 2.0%.

On the New York Stock Exchange (NYSE), ON shares are traded at "Level 1" in the form of ADR's, under the code ELPVY, were present in 33% of the trading sessions, closing the period quoted at US$1.20 with variation negative of 13.67%; PNB shares are traded at “Level 3” in the form of ADS’s, under the ELP code, were present in 100% of the trading sessions, closing the period quoted at US$1.15 with a negative variation of 19.26%. In the same period, the DOW JONES index had a positive variation of 7.76%.

At LATIBEX (Latin American Stock Market in Euros), linked to the Madrid Stock Exchange, the Company's PNB shares are traded under the XCOP code, were present in 18% of the trading sessions, closing the period quoted at €1.05 with a positive variation of 10.53%. In the same period, the LATIBEX All Shares index had a positive change of 2.15%.

The following table summarizes the behavior of Copel's shares in the first 3 months of 2021:

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5	Tariffs......

Power distribution tariffs

Power purchase tariffs

Power supply tariffs

6	Economic and financial results

Revenues (Note 32)

Until March 2020, net operating revenues were R$4,985,793, 22,6% higher than the R$4,066,687, recorded in the same period in 2020.

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This variation was mainly due to the following facts:

a)	increase of 31.4% in the revenue from electricity sales to distributors, mainly due to the UEGA dispatch that generated 687GWh due to hydric restrictions, an amount greater than 95.2% in relation to the first quarter of 2020, as well as due to the increase of 8% in the total volume of energy sold, offset by the lower average PLD of R$171.68 in the first quarter of 2020, 21% lower than the average PLD of R$217.57 for the same period of the previous year;
b)	increase of 7.9% in the revenue from use of the main distribution and transmission grid, essentially due to the result of the remuneration on the power transmission contracts, superior in relation to the same period of the previous year, due to the increase of contractual indexes (IGPM and IPCA) applied to the assets balance, which was also added with new works. In addition, there was an increase in the remuneration of transmission contracts as a result of the tariff review/adjustment that took place from June 2020;
c)	reduction of 7.1% in the revenue of the portion B of power distribution concession, despite the recovery in March 2021 in relation to the previous month, as well as the resumption of growth in the wire market, which presented an increase of 2.6% in the quarter, against 2.3% in March 2021
d)	increase of 54.9% in construction revenue, mainly due to higher investments in the power distribution segment;

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e)	positive sectorial financial assets and liabilities result in the amount of R$360,349, compared to the negative result of R$58,970 in the first quarter of 2020, due to the lower amortization of liquid assets and the increase in the constitution of sectorial assets, in view of that the costs of purchasing energy and charges for using the network have been higher than those considered in the calculation of the electricity tariff approved by Aneel for the annual tariff cycle ending in June 2021.

Operating Costs and Expenses (Note 33)

Total operating costs and expenses reached R$4,026,307 in the first three months of 2021, 24.2% higher than the R$3,242,671 recorded in the same period in 2020. The main highlights were:

a)	increase of 12.7% in Electricity purchased for resale mainly due to the rise in the dollar, which affected the purchase of energy from Itaipu at the distributor and the higher purchase to face the higher volume of energy sold in the period;
b)	increase of 80.5% in Charge of the main distribution and transmission grid, mainly due to the higher value of ESS and charges paid in the distribution operation for thermal dispatch outside the order of merit that increased the system charges;
c)	increase of 10.8% Personnel and administrators expenses, mainly due to the increase in provision for performance and profit sharing, partially offset by the 2% reduction in remuneration resulting from the reduction in the workforce and reduction policy of costs;
d)	increase of 145.4% in Materials and supplies for power electricity, to face the dispatch of the thermal plant (UEGA);
e)	increase of 22.7% in the costs of maintaining the electrical system, mainly due to actions to reduce interruptions to consumers (DEC / FEC);
f)	reduction of 42.2% in Credit losses, provisions and reversals due to impairment in the generation segment recorded in the first quarter of 2020, non-recurring in 2021, and the decrease in provisions for legal claims;
g)	increase of 5.4% in construction costs, mainly due to investments in the power distribution segment;
h)	17.9% increase in Other operating costs and expenses due to the higher amount of financial offset for the use of water resources and the expense with indemnities resulting from the arbitral proceedings.

Equity in earnings of investees

Increase of 279.2% when comparing the result of the first quarter of 2021 with the same period of 2020, mainly due to the positive result of equity in power transmission joint ventures, mainly due to the reduction of costs.

Financial Results (Note 34)

The increase of R$65,721 in the financial results, corresponds to 77.5% compared to the same period in 2020. The main highlights were the increase in interest and monetary variation on the CRC transfer due to the higher IGP-DI, the growth in gains with arrears charges on bills and the decrease in monetary variation and debt charges, these positive results that were offset by the negative result of the increase in monetary variation on the balance of accounts payable related to the concession.

Net income

Net income for the period was R$795,174, an increase of 55.6% over the same period last year, which was R$510,916, reflecting the higher Net operating revenue, Equity in earnings of investees and the increase in Financial results, offset by the increase in Operating costs and expenses, mainly due to the costs of portion A related to the rise in the dollar, which affected the purchase of energy from Itaipu, and the thermal dispatch outside the order of merit that increased the system charges.

.

EBITDA

The EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-accounting measure prepared by the Company, reconciled with its financial statements, in accordance with the provisions of Circular Letter/CVM/SNC/SEP 01/2007 and CVM Instruction 527/2012. It is not a measure recognized by accounting practices adopted in Brazil or international accounting standards, does not have a standard meaning and cannot be comparable to measures with similar titles provided by other companies. The Company discloses it because it is used to measure its performance.

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The EBITDA cannot be considered separately or as a substitute of net income or operating income, as an indicator of operating performance or cash flow, or to measure the liquidity or the ability to pay debt.

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COMPOSITION OF GROUPS RESPONSIBLE FOR GOVERNANCE

BOARD OF DIRECTORS
Chairman	Marcel Martins Malczewski
Members	DANIEL PIMENTEL SLAVIERO MARCO ANTÔNIO BARBOSA CÂNDIDO CARLOS BIEDERMANN GUSTAVO BONINI GUEDES Fausto Augusto de Souza Andriei José Beber LEILA ABRAHAM LORIA Marco Antonio Bologna
STATUTORY AUDIT COMMITTEE
Chairman	Marco Antônio Barbosa Cândido
Members	Carlos Biedermann Luiz Claudio Maia Vieira
SUPERVISORY BOARD
Chairman	Demetrius Nichele Macei
Sitting Members	HARRY FRANÇÓIA JÚNIOR JOSÉ PAULO DA SILVA FILHO Eduardo Badyr Donni Raphael Manhães Martins

Deputy Members	JOÃO LUIZ GIONA JunioR OTAMIR CESAR MARTINS Verônica Peixoto Coelho ESTEVÃO DE ALMEIDA ACCIOLY Cristiane do Amaral Mendonça
EXECUTIVE BOARD
Chief Executive Officer	DANIEL PIMENTEL SLAVIERO
Chief Business Management Officer	ANA LETÍCIA FELLER
Chief Financial and Investor Relations Officer	ADRIANO RUDEK DE MOURA
Chief Business Development Officer	CASSIO SANTANA DA SILVA
Chief Legal and Institutional Relations Officer	EDUARDO VIEIRA DE SOUZA BARBOSA
Chief Governance, Risk and Compliance Officer	vicente loiácono neto
Assistant Officer	DAVID CAMPOS

ACCOUNTANT
CRC-PR-043819/O-0	RONALDO BOSCO SOARES

Information about this report:
Investor relations:	Phone: +55 (41) 3222-2027 ri@copel.com

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SUPERVISORY BOARD'S OPINION

ON INTERIM FINANCIAL INFORMATION RELATING TO THE FIRST QUARTER OF 2021

The members of the Supervisory Board of Companhia Paranaense de Energia - Copel, undersigned, in accordance with their legal and statutory duties and responsibilities, reviewed the Interim Financial Information for the first quarter of 2021 approved by the Company's Board of Directors at the meeting held on this date. The minutes were received and assessed individually by the members prior to the meeting and were previously discussed with the Management and the independent auditors. Based on the work performed over the quarter, the analyzes performed, the monitoring of discussions on internal controls and the clarifications provided by Management and the independent auditors, also considering the “Report on Review of Interim Financial Information for the three-month period ended March 31, 2021”, of the independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, issued without qualifications, the members of the Supervisory Board record that they were not aware of any fact or evidence that are not reflected in the Interim Financial Information for the quarter ended March 31, 2021 and conclude that such statements may be disclosed.

Curitiba, May 5, 2021

DEMETRIUS NICHELE MACEI	EDUARDO BADYR DONNI
Presidente

HARRY FRANÇÓIA JÚNIOR	JOSÉ PAULO DA SILVA FILHO

RAPHAEL MANHÃES MARTINS

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S T A T E M E N T

By this document, the Officers of Companhia Paranaense de Energia - Copel, publicly-held mixed capital company, with its headquarters at Rua Coronel Dulcídio no. 800 - PR, Curitiba - PR, enrolled with the National Registry of Legal Entities (CNPJ) under No. 76.483.817/0001-20, for the purposes of the provisions of CVM Instruction 480/2009, state that:

(i)       we have reviewed and discussed and agree with the opinions expressed in the audit report of Deloitte Touche Tohmatsu Auditores Independentes related to the interim financial information of Copel, as of March 31, 2021; and

(ii)       We have reviewed and discussed and agree with the interim financial information of Copel, as of March 31, 2021.

In witness whereof, we sign this document.

Curitiba, May 5, 2021

Daniel Pimentel Slaviero	Ana Letícia Feller
Diretor Presidente	Diretora de Gestão Empresarial

Adriano Rudek de Moura	Cassio Santana da Silva
Diretor de Finanças e de	Diretor de Desenvolvimento de
Relações com Investidores	Negócios

Eduardo Vieira de Souza Barbosa	Vicente Loiácono Neto
Diretor Jurídico e Regulatório	Diretor de Governança, Risco e
Compliance

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date May 19, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.